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FILED PURSUANT TO RULE 424(b)(5)
REGISTRATION NO's. 333-45314 and 333-65588

PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 17, 2001)

$300,000,000

Northwest Airlines, Inc.

Fully and Unconditionally Guaranteed by
Northwest Airlines Corporation

9.875% NOTES DUE 2007

Interest payable on March 15 and September 15

The notes will bear interest at the rate of 9.875% per year. The notes will mature on March 15, 2007. We may not redeem the notes prior to the maturity date. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

The notes will rank equally with all unsecured and unsubordinated indebtedness of Northwest Airlines, Inc. The notes will be fully and unconditionally guaranteed on a senior unsecured basis by Northwest Airlines Corporation, the indirect parent of Northwest Airlines, Inc.

Investing in the notes involves risks. See "Risk Factors" beginning on page S-5.

PRICE 99.515% AND ACCRUED INTEREST, IF ANY

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Company
Per Note	99.515%	.765%	98.750%
Total	$298,545,000	$2,295,000	$296,250,000

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this propsectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the notes to purchasers on March 20, 2002.

MORGAN STANLEY

March 15, 2002

        You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including the information incorporated by reference. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Northwest Airlines, Inc. is offering to sell the notes and seeking offers to buy the notes, only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate only as of the date of this prospectus supplement, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus or of any sales of the notes.

PRESENTATION OF INFORMATION

        These offering materials consist of two documents: (a) this prospectus supplement, which describes the terms of the notes that Northwest Airlines, Inc. ("Northwest") is currently offering, and (b) the accompanying prospectus, which provides general information about Northwest's debt securities, some of which may not apply to the notes that Northwest is currently offering. The information in this prospectus supplement replaces any inconsistent information included in the accompanying prospectus.

        At varying places in this prospectus supplement and the prospectus, we refer you to other sections of such documents for additional information by indicating the caption heading of such other sections. The page on which each principal caption included in this prospectus supplement and the prospectus can be found is listed in the Table of Contents on the previous page. All cross references in this prospectus supplement are to captions contained in this prospectus supplement and not in the accompanying prospectus, unless otherwise stated.

        For more complete information about Northwest Airlines Corporation ("NWA Corp.", and together with its subsidiaries, the "Company " or "we") and Northwest, you should read this entire prospectus supplement and the accompanying prospectus, as well as the materials filed with the Securities and Exchange Commission that are considered to be part of such prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

SUMMARY

        You should read the following summary together with the more detailed information regarding the Company, the notes being sold in this offering and the financial statements and the notes to the financial statements appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus.

The Company

        NWA Corp. is the indirect parent corporation of Northwest. Northwest operates the world's fourth largest airline (as measured by 2001 revenue passenger miles) and is engaged in the business of transporting passengers and cargo. Northwest began operations in 1926 and its business focuses on the development of a global airline network through its strategic assets that include:

  •
  domestic hubs at Detroit, Minneapolis/St. Paul and Memphis;
  •
  an extensive Pacific route system with a hub at Tokyo;
  •
  a trans-Atlantic alliance with KLM Royal Dutch Airlines which operates through a hub in Amesterdam; and
  •
  a global alliance with Continental Airlines, Inc.

        Northwest has developed strategies that are designed to utilize these assets to the Company's competitive advantage. These strategies focus on providing safe, reliable, convenient and consistent air transportation. In addition, the Company's frequent flyer program, customer service enhancements and targeted fare promotions are designed to maintain and improve its competitive position.

The Offering

Issuer	Northwest Airlines, Inc.
Securities Offered	$300,000,000 aggregate principal amount of 9.875% Notes Due 2007.
Maturity	March 15, 2007.
Interest Payment Dates	Interest will be payable in cash on March 15 and September 15 of each year, beginning September 15, 2002.
Redemption	We may not redeem the notes prior to the maturity date.
Parent Guarantee
The notes will be fully and unconditionally guaranteed on a senior unsecured basis by Northwest Airlines Corporation, the indirect parent of Northwest Airlines, Inc. The guarantee will rank equally with all other unsecured and unsubordinated indebtedness of NWA Corp.
Ranking	The notes will rank equally with all unsecured and unsubordinated indebtedness of Northwest Airlines, Inc.
Form	One or more fully registered global notes in book-entry form.
Minimum Denominations	$1,000 and multiples thereof
Delivery and Clearance
We will deposit the global notes with The Depository Trust Company in New York. You may hold an interest in the global notes through The Depository Trust Company, directly as a DTC participant or indirectly through organizations which are DTC participants.

RISK FACTORS

        You should read carefully this entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the prospectus before investing in the notes.

        This prospectus supplement and the accompanying prospectus include "Forward-Looking Statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including statements regarding our future financial position, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will be correct. Important factors that could cause actual results to differ materially from such expectations are disclosed below and elsewhere in this prospectus supplement and the accompanying prospectus.

Risk Factors Related to Northwest and NWA Corp.

  Recent terrorist attacks seriously harmed our business.

        The terrorist attacks that occurred on September 11, 2001 had an immediate and severe adverse impact on the Company's passenger traffic and yields. The Company has continued to experience significantly lower revenue and has incurred additional costs (such as higher security and insurance premiums) as compared to periods prior to September 11, 2001. In addition to increasing insurance rates, aviation insurers have also significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events.

        As a result of the events of September 11, 2001 and continuing weak domestic and international economic conditions, the Company expects decreased passenger traffic and yields to continue for the foreseeable future. In response, the Company has taken several steps to mitigate the impact of these conditions on its results of operations and financial condition. These steps included a significant reduction in scheduled capacity on an available seat mile ("ASM") basis, a reduction in its work force related to the decrease in capacity, and deferrals and cancellations of discretionary and other non-operationally critical spending.

        While the Company expects that these steps will help to offset the financial impact of the events of September 11, 2001 and the current economic downturn, some of these actions do not necessarily result in immediate cost savings. For example, a reduction in capacity may not result in lower airport facility charges due to the fixed nature of these costs.

  Our alliance strategy is subject to risks that may reduce the anticipated benefits to us.

        Northwest is currently a party to numerous alliances with other airlines, and may enter into additional alliances in the future. Northwest's ability to grow its route network by entering into alliances depends upon the availability of suitable alliance candidates and the ability of Northwest and its alliance partners to meet business objectives and to perform their obligations under the alliance agreements. Northwest's ability to successfully achieve the anticipated benefits of its alliances depends upon many factors, including risks associated with disapproval or delay by regulatory authorities or adverse regulatory developments, competitive pressures, customer acceptance of the alliances and Northwest's and its alliance partners' ability to modify certain contracts that may restrict certain aspects of the alliances.

  We are exposed to foreign currency exchange rate fluctuations.

        Northwest conducts a significant portion of its operations in foreign locations. As a result, Northwest has operating revenues and, to a lesser extent, operating expenses, as well as assets and liabilities, denominated in foreign currencies, principally the Japanese yen. Fluctuations in such foreign currencies can significantly affect Northwest's operating performance and the value of its assets located outside of the United States. From time to time, Northwest uses financial instruments to hedge its exposure to the Japanese yen. However, these hedging strategies may not be effective.

  We are vulnerable to increases in aircraft fuel costs.

        Because fuel costs are a significant portion of Northwest's operating costs (15.0% for 2001), significant changes in fuel costs would materially affect its operating results. Fuel prices continue to be susceptible to, among other factors, political events, and Northwest cannot control near or long-term fuel prices. Northwest may experience higher fuel prices or have to curtail scheduled services due to a fuel supply shortage that may result from a disruption of oil imports or other events. A one-cent change in the cost of a gallon of fuel (based on 2001 consumption) would impact operating expenses by approximately $1.7 million per month. Changes in fuel prices may have a greater impact on Northwest than some of its competitors because of the composition of its fleet. From time to time, we hedge against significant adverse changes in fuel prices. However, our hedging strategies may not be effective.

  Our insurance costs have increased substantially as a result of the September 11, 2001 terrorist attacks, and further increases in insurance costs could harm our business.

        Following September 11, 2001, aviation insurers significantly increased airline insurance premiums. For example, the Company's aviation insurance for war and terrorism liability coverage was cancelled effective September 26, 2001 and then reinstated that same day at substantially higher rates. In addition, aviation insurers also reduced to $50 million the maximum amount of insurance coverage available to airlines for liability to persons other than passengers and liability for property damage arising from claims resulting from acts of terrorism, war or similar events. The Company previously carried a significantly higher amount of coverage per event in war risk coverage. In light of this development, the government has provided the Company and other U.S. airlines with excess war risk coverage under the Airline Stabilization Act. This coverage has been extended to May 20, 2002. As a result of increased premiums, war risk, hull and liability insurance expenses are expected to be significantly higher than the 2001 amounts. The Airline Stabilization Act also provided for reimbursement of certain premium increases, at the option of the Secretary of Transportation. Thus far, the FAA has reimbursed airlines for increased costs of war risk insurance for a period of 30 days.

        Aviation insurers could increase their premiums even further in the event of additional terrorist attacks or other events adversely affecting the airline industry. In addition, while the government may again extend the period during which it provides excess war risk coverage, we cannot assure you that any extension will occur, or if it does, how long the extension will last. It is expected that should the government stop providing excess war risk coverage to the airline industry, the premiums charged by aviation insurers for this coverage would be substantially higher than the premiums currently charged by the government. Significant increases in insurance premiums could harm our financial condition and results of operations.

Risk Factors Related to the Airline Industry

  The airline industry has experienced significant losses and reduced capacity levels due to weak economic conditions and the effects of the September 11, 2001 terrorist attacks.

        As a result of weak domestic and international economic conditions and the September 11, 2001 terrorist attacks, the airline industry as a whole suffered substantial losses in 2001 and is expected to suffer substantial losses in 2002. Airline profit levels are highly sensitive to adverse changes in fuel costs, average fare levels and passenger demand. Passenger demand and fare levels have historically been influenced by, among other things, the general state of the economy, international events, airline capacity and pricing actions taken by other airlines.

        In addition, the September 11 terrorist attacks significantly disrupted the North American air transportation system, leading to a temporary suspension of air travel in the United States and Canada. The FAA instituted a number of new safety measures for U.S. airports in reaction to these incidents, including, but not limited to, prohibiting unticketed passengers beyond security checkpoints, requiring a thorough search and security check of all passenger baggage and restricting the parking of vehicles near terminals. Air travel is currently at significantly reduced levels; both enplanements and revenues have been significantly affected, and are expected to continue to be negatively affected for an indeterminate period. Many airlines, including the Company, have announced cutbacks in service and employee layoffs in response to a reduction in passenger demand following these incidents. The Company expects decreased passenger traffic and yields to continue for the foreseeable future as the airline industry makes the necessary changes to operations and procedures.

        The Company cannot predict the duration or extent of the reduction in air travel as a result of the above factors. In addition, the Company cannot predict the likelihood of future incidents similar to those described above, the likelihood of future air transportation disruptions or the impact on the airline industry from such incidents or disruptions.

  The airline industry is intensely competitive.

        The airline industry is highly competitive. Northwest's competitors include all the other major domestic airlines, as well as foreign, national, regional and new entrant airlines, some of which have more financial resources or lower cost structures than Northwest. On most of Northwest's routes, it competes with at least one of these carriers. Northwest uses yield inventory management systems to vary the number of discount seats offered on each flight in an effort to maximize revenues while remaining price competitive with lower-cost carriers. These competitors' low-cost fares could affect the Company's operating results.

        In recent years, the major U. S. airlines have formed marketing alliances with other U.S. and foreign airlines. Such alliances generally provide for code-sharing, frequent flyer program reciprocity, coordinated scheduling of flights to permit convenient connections and other joint marketing activities. These arrangements permit an airline to market flights operated by other alliance members as its own. This increases the destinations, connections and frequencies offered by the airline, which provide an opportunity to increase traffic on that airline's segment of flights connecting with alliance partners. Other major U.S. airlines have alliances or planned alliances that may be more extensive than Northwest's alliances. Northwest cannot predict the extent to which it will be disadvantaged by competing alliances

        The airline industry is both cyclical and seasonal in nature. Due to seasonal fluctuations, the Company's operating results for any interim period are not necessarily indicative of those for the entire year. The Company's second and third quarter operating results have historically been more favorable due to increased leisure travel on domestic and international routes during the spring and summer months.

        In addition, Northwest operates in an industry that may undergo consolidation. Any business combination could significantly alter the industry conditions and competition within the airline industry. Any business combination involving Northwest could adversely affect Northwest's operations because, for example, of difficulties in integrating operations and personnel.

  Changes in government regulation imposing additional requirements and restrictions on our operations could increase our operating costs and limit our ability to conduct our business.

        Airlines are subject to extensive regulatory requirements. In the last several years, Congress has passed laws and the FAA has issued a number of maintenance directives and other regulations. These requirements impose substantial costs on airlines.

        On November 19, 2001, Congress passed, and the President signed into law, the Aviation and Transportation Security Act. This law federalizes substantially all aspects of civil aviation security and requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security under the law is primarily provided by a new $2.50 per enplanement ticket tax; however, the Company is responsible for costs in excess of this fee which may not exceed the Company's 2000 security expense levels until after 2004. Implementation of the requirements of the Aviation Security Act will result in increased costs for the Company and its passengers. Northwest also expects to continue to incur expenditures to comply with the FAA's noise and aging aircraft regulations.

        Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce revenues. Congress and the DOT have also proposed the regulation of airlines' responses to their competitors' activities. The ability of U.S. carriers to operate international routes is subject to change because the applicable arrangements between the U.S. and foreign governments may be amended from time to time, or because appropriate slots or facilities may not be available. Northwest cannot give assurance that laws or regulations enacted in the future will not adversely affect it.

Risk Factors Related to this Offering and the Notes

  Our substantial indebtedness could interfere with our ability to pay interest and principal on the notes.

        The Company has substantial levels of indebtedness. As of December 31, 2001, the Company had long-term debt and capital lease obligations, including current maturities, of $5.64 billion. Of this indebtedness, 39% bears interest at floating rates. The amount of long-term debt that matures in 2002 is $223 million. Additionally, $170 million matures in 2003, $517 million in 2004, $1.34 billion in 2005 and $469 million in 2006. As of December 31, 2001, the principal portion of future minimum lease payments under capital leases were $193 million for 2002, $65 million for 2003, $45 million for 2004, $38 million for 2005 and $27 million for 2006. These levels of indebtedness do not include the Company's mandatory obligation to redeem $227 million of convertible preferred stock in 2003. The amount of the Company's indebtedness could limit the Company's ability to obtain additional financing or could adversely affect the Company's future financing costs, either of which could negatively affect its ability to operate its business or make future capital expenditures. The Company's ability to pay interest and principal on the notes and to service its other indebtedness and obligations could be adversely affected by many factors, including general economic conditions and other factors beyond the Company's control.

        In addition, Northwest operates in a capital-intensive industry. Periodically, Northwest is required to make significant capital expenditures for new aircraft and related equipment. There can be no assurance that sufficient financing will be available for all aircraft and other capital expenditures not covered by commercial financing.

  The notes and the guarantee of the notes are unsecured. The claims of certain other parties will have priority over your claims.

        At December 31, 2001, Northwest had $5.27 billion of long-term debt and capital lease obligations that would rank equally in right of payment with the notes, of which $3.13 billion was secured by

Northwest's assets. At the same date, NWA Corp. had $2.36 billion of indebtedness which would rank equally in right of payment with the full and unconditional guarantee by NWA Corp. of the notes (the "Parent Guarantee"), none of which was secured by NWA Corp.'s assets, and no long-term debt that would rank senior in right of payment to the Parent Guarantee.

        The notes will rank equally in right of payment with all other unsecured and unsubordinated indebtedness of Northwest, and the Parent Guarantee will rank equally with all other unsecured and unsubordinated indebtedness of NWA Corp. The notes are effectively subordinated to the claims of Northwest's secured lenders, and the Parent Guarantee is effectively subordinated to the claims of NWA Corp.'s secured lenders and claims against NWA Corp.'s subsidiaries.

  There is no public market for the notes and we cannot assure you that an active trading market for the notes will develop.

        Prior to this offering, there has been no public market for the notes. Neither Northwest nor NWA Corp. intends to apply for listing of the notes on any securities exchange. The underwriter may assist in resales of the notes, but it is not required to do so. A secondary market for the notes may not develop. If a secondary market does develop, it might not continue or it might not be sufficiently liquid to allow you to resell any of your notes. If any active public market does not develop, the market price and liquidity of the notes may be adversely affected.

  The notes do not limit our ability to incur additional indebtedness, pay dividends or engage in certain transactions and do not afford protection to the holders of notes against some transactions, such as a change of control or declines in our credit ratings.

        The terms of the notes and NWA Corp.'s Parent Guarantee of the notes do not limit Northwest's or NWA Corp.'s ability to incur additional indebtedness that may rank equally in right of payment to the notes or the Parent Guarantee, to incur liens or to pay dividends or make distributions on, or redeem or repurchase, NWA Corp.'s capital stock. In addition, the notes do not contain provisions that would give holders of the notes the right to require Northwest to repurchase their notes in the event of a change of control of Northwest or a decline in the credit ratings of Northwest's or NWA Corp.'s debt securities resulting from a takeover, recapitalization or similar restructuring, or for any other reason.

USE OF PROCEEDS

        We will use the net proceeds from the sale of the notes for general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

         The following table presents selected consolidated financial data and operating statistics of NWA Corp. The annual historical financial data were derived from NWA Corp.'s audited Consolidated Financial Statements and should be read in conjunction with the financial statements and notes included or incorporated by reference in this prospectus supplement and the accompanying prospectus. See "Incorporation of Certain Documents by Reference" in the accompanying prospectus.

	Year Ended December 31,
	2001(1)	2000		1999		1998(2)		1997
Statements of Operations (in millions, except per share data)
Operating revenues
Passenger	$8,417	$9,653		$8,692		$7,607		$8,822
Cargo	720	857		732		635		792
Other	768	730		709		686		519

	9,905	11,240		10,133		8,928		10,133
Operating expenses	10,773	10,671		9,419		9,119		8,976

Operating income (loss)	(868)	569		714		(191)		1,157
Operating margin	(8.8)%	5.1%		7.0%		(2.1)%		11.4%
Income (loss) before extraordinary item	$(423)	$256		$300		$(285)		$606
Net income (loss)	$(423)	$256		$300		$(285)		$597
Earnings (loss) per common share:
Basic	$(5.03)	$3.09		$3.69		$(3.48)		$5.89	(3)
Diluted	$(5.03)	$2.77		$3.26		$(3.48)		$5.29	(3)
Balance Sheets (in millions)
Cash, cash equivalents and unrestricted short-term investments	$2,512	$693		$749		$480		$1,040
Total assets	12,955	10,877		10,584		10,281		9,336
Long-term debt, including current maturities	5,051	3,242		3,666		4,001		2,069
Long-term obligations under capital leases, including current obligations	586	556		597		655		705
Mandatorily redeemable preferred security of subsidiary	492	558		626		564		486
Preferred redeemable stock	227	232		243		261		1,155
Common stockholders' equity (deficit)(4)	(431)	231		(52)		(477)		(311)
Other Data
Ratio of earnings to fixed charges(5)	— (5)	1.53		1.64		—	(5)	3.05
Operating Statistics(6)
Scheduled service:
Available seat miles (ASM) (millions)	98,356	103,356		99,446		91,311		96,964
Revenue passenger miles (millions)	73,126	79,128		74,168		66,738		72,031
Passenger load factor	74.3%	76.6%		74.6%		73.1%		74.3%
Revenue passengers (millions)	54.1	58.7		56.1		50.5		54.7
Revenue per passenger mile (yield)	11.24 ¢	12.04	¢	11.58	¢	11.26	¢	12.11	¢
Passenger revenue per scheduled ASM	8.36 ¢	9.21	¢	8.64	¢	8.23	¢	9.00	¢
Operating revenue per total ASM(7)	9.17 ¢	10.01	¢	9.44	¢	9.12	¢	9.76	¢
Operating expense per total ASM(7)	9.78 ¢	9.33	¢	8.71	¢	9.21	¢	8.63	¢
Cargo ton miles (millions)	2,161	2,502		2,336		1,958		2,287
Cargo revenue per ton mile	33.28 ¢	34.25	¢	31.31	¢	32.41	¢	34.57	¢
Fuel gallons consumed (millions)	2,029	2,113		2,039		1,877		1,996
Average fuel cost per gallon	79.26 ¢	82.99	¢	53.55	¢	53.60	¢	64.86	¢
Number of operating aircraft at year end	428	424		410		409		405
Full-time equivalent employees at year end	45,708	53,491		51,823		50,565		48,984

(1)
2001 was affected by significantly reduced demand for travel resulting from the September 11, 2001 terrorist attacks. The Company recognized $461 million of grant income from the U.S. government under the Air Transportation Safety and System Stabilization Act, which was recorded as other non-operating income.
(2)
1998 was affected by labor-related disruptions, which included work actions, a 30-day cooling off period, an 18-day cessation of flight operations due to the pilots' strike, a seven-day gradual resumption of flight operations and a rebuilding of traffic demand.
(3)
Excludes the effect of the 1997 extraordinary loss ($.10 per basic share and $.08 per diluted share).
(4)
No dividends have been paid on common stock for any period presented.

        (Footnotes continue on next page)

(5)
The ratio of earnings to fixed charges represents the number of times that fixed charges were covered by earnings. In computing the ratio, earnings represent consolidated earnings (loss) before income taxes, the cumulative effect of accounting changes and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (including capitalized interest), one-third of rental expense, which is considered representative of the interest factor, and amortization of debt discount and expense. Earnings were inadequate to cover fixed charges by $690 million and $452 million for the years ended December 31, 2001 and 1998, respectively.
(6)
All statistics exclude Express Airlines I, Inc., a wholly-owned Northwest Airlink carrier which will be renamed Pinnacle Airlines, Inc. (the "Pinnacle Airlines").
(7)
Excludes the estimated revenues and expenses associated with the operation of Northwest's fleet of 747 freighter aircraft, MLT Inc. and gain/loss on disposition of assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        NWA Corp. is a holding company whose principal indirect operating subsidiary is Northwest. The Consolidated Financial Statements included in this prospectus supplement include the accounts of NWA Corp. and all consolidated subsidiaries. The Company reported a net loss of $423 million for the year ended December 31, 2001, compared with net income of $256 million in 2000. Loss per common share was $5.03 in 2001 compared with diluted earnings per share of $2.77 in 2000. Operating loss was $868 million in 2001 compared with operating income of $569 million in 2000. Operating revenues for the year ended December 31, 2001 decreased by $1.34 billion compared to 2000 primarily due to a decline in business travel caused by an economic slowdown in the United States, weakness in the Asian economies and reduced demand for travel resulting from the September 11, 2001 terrorist attacks. In 2001, the Company recognized $461 million of grant income from the U.S. government under the Air Transportation Safety and System Stabilization Act (the "Airline Stabilization Act"), which was recorded as non-operating income.

        Substantially all of the Company's results of operations are attributable to Northwest, which accounted for approximately 95% and 96% of the Company's consolidated operating revenues and expenses, respectively, in 2001, and the following discussion pertains primarily to Northwest.

September 11, 2001 Terrorist Attacks

        On September 11, 2001, terrorists hijacked and intentionally crashed four commercial aircraft operated by two U.S. air carriers, causing substantial loss of life and property. While the aircraft were neither owned nor operated by the Company, these events had an immediate and severe impact on the U.S. airline industry's passenger traffic and yields. Immediately following these events, the FAA ordered all aircraft operating in the U.S. to be grounded, an order that remained in place for over 48 hours. In addition, the Company was only able to operate a limited portion of its scheduled flights for several days after the grounding order was lifted as it repositioned displaced aircraft and crews. Passenger traffic and yields on both domestic and international flights declined significantly when flights were permitted to resume, and the number of tickets refunded was substantially above normal. The Company has continued to experience significantly lower revenue and has incurred additional costs, such as higher security costs and insurance premiums as compared to periods prior to September 11, 2001. In addition to increased rates, aviation insurers have also significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events.

        On September 21, 2001, Congress passed, and the President subsequently signed into law, the Airline Stabilization Act which provides, in part, (i) $5 billion in payments to compensate U.S. air carriers for losses incurred by the airline industry as a result of the terrorist attacks on the U.S. that occurred on September 11, 2001; (ii) $10 billion of federal credit instruments (loan guarantees) to be made available to U.S. air carriers to guarantee loans from lenders, subject to certain conditions and fees, including the potential requirement that the government be issued warrants or other equity instruments in connection with such loan guarantees; (iii) limitations on air carrier officer and employee compensation if the air carrier receives federal loan guarantees; (iv) provisions designed to ensure the continuity of air service to communities, including government subsidized essential air service to small communities; (v) reimbursement to U.S. air carriers by the government of certain increased insurance costs incurred for the operation of aircraft; (vi) deferral of the deposits by U.S. air carriers for payments on certain taxes; (vii) limitations of liability for U.S. air carriers and, at the discretion of the Secretary of Transportation, limitations of liability for U.S. air carriers for acts of terrorism committed during a 180-day period following enactment of the Airline Stabilization Act;

(viii) the FAA was authorized to provide third party war risk liability coverage to each carrier, their vendors, agents, and aircraft lessors and lenders; and (ix) establishment of a federal victims' compensation fund and claims procedure, relating to the terrorist attacks of September 11, 2001.

        Under the Airline Stabilization Act, each air carrier is entitled to receive compensation payments equal to the lesser of (i) its direct and incremental pretax losses attributed to the terrorist attacks for the period of September 11, 2001 to December 31, 2001; and (ii) its available seat mile and/or revenue ton mile allocation of the $5 billion compensation available under the Airline Stabilization Act. The Company had received a total of $410 million as of December 31, 2001, and expects to receive $51 million of additional funds under the Airline Stabilization Act in 2002.

        The Company expects decreased passenger traffic and yields to continue for the foreseeable future. In response, the Company has taken several steps to mitigate the impact on its results of operations and financial condition. These steps included a significant reduction in scheduled capacity on an available seat mile ("ASM") basis, a reduction in its work force related to the decrease in capacity, and deferrals and cancellations of discretionary and other non-operationally critical spending. The reduction in capacity resulted in 24 aircraft being temporarily removed from scheduled service, of which 12 remained out of service at December 31, 2001. For the quarter ended December 31, 2001, capacity was 15.9% below 2000 levels.

        While the Company expects that these steps will help to offset the financial impact of the events of September 11, 2001, certain of these actions do not necessarily result in the immediate reduction of costs. For example, the lower capacity may not result in lower airport facility charges due to the fixed nature of these costs. The Company will continue to evaluate its operations and financial position in light of the future operating environment and will take additional steps it deems necessary, including adding back capacity as warranted.

        The Company's aviation insurance for war and terrorism liability coverage was cancelled effective September 26, 2001 and then reinstated that same day at substantially higher rates. The aviation insurers also reduced to $50 million the maximum amount of insurance coverage available to airlines for liability to persons other than passengers and liability for property damage arising from claims resulting from acts of terrorism, war or similar events. The Company previously carried a significantly higher amount of coverage per event in war risk coverage. In light of this development, the government has provided the Company and other U.S. airlines with excess war risk coverage under the Airline Stabilization Act. This coverage was initially in force until March 20, 2002, and has been extended to May 20, 2002. The Airline Stabilization Act also provided for reimbursement of certain premium increases, at the option of the Secretary of Transportation. Thus far, the FAA has reimbursed airlines for increased costs of war risk insurance for a period of 30 days. War risk, hull and liability insurance expenses are expected to be significantly higher than the 2001 amounts.

        On November 19, 2001, Congress passed, and the President signed into law, the Aviation and Transportation Security Act, (the "Aviation Security Act"). This law federalizes substantially all aspects of civil aviation security and requires, among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security under the law is primarily provided by a new $2.50 per enplanement ticket tax; however, the Company is responsible for costs in excess of this fee which may not exceed the Company's 2000 security expense levels until after 2004. Implementation of the requirements of the Aviation Security Act will result in increased costs for the Company and its passengers.

Results of Operations—2001 Compared to 2000

        Operating Revenues.    Operating revenues decreased 11.9% ($1.34 billion). System passenger revenues decreased 13.7% ($1.30 billion), excluding Pinnacle Airlines. The decrease in system passenger revenues was primarily attributable to a 4.8% decrease in scheduled service ASMs and a 9.2% decrease in passenger revenues per ASM ("RASM"). System passenger load factor decreased by 2.3 points to 74.3% for the year ended December 31, 2001. Pinnacle Airlines passenger revenues increased 52.3% ($68 million) to $198 million due to increased capacity from 21 additional Bombardier Canadian Regional Jet ("CRJ") 200 series aircraft. The following analysis by market is based on information reported to the U.S. Department of Transportation ("DOT") and excludes Pinnacle Airlines:

	System		Domestic		Pacific		Atlantic
2001
Passenger revenues (in millions)	$8,219		$5,635		$1,677		$907
Increase (Decrease) from 2000:
Passenger revenues (in millions)	(1,304)		(820)		(413)		(71)
Percent	(13.7)%		(12.7)%		(19.7)%		(7.3)%
Scheduled service ASMs (capacity)	(4.8)%		(4.8)%		(9.2)%		3.8%
Passenger load factor	(2.3	) pts.	(1.5	) pts.	(3.1	) pts.	(3.3	) pts.
Yield	(6.6)%		(6.3)%		(8.1)%		(7.0)%
Passenger RASM	(9.2)%		(8.3)%		(11.6)%		(10.7)%

        Domestic passenger revenues decreased due to lower yields, passenger load factor and capacity. Northwest experienced a decline in business and leisure travel due to the impact of the slowing U.S. economy and the events of September 11, 2001. Approximately 78% of the decrease in domestic passenger revenues occurred between September 1 and December 31, 2001. In response to the resulting decline in demand for air travel after the terrorist attacks, domestic fourth quarter capacity was reduced 14.7%, as compared to 2000, on an ASM basis.

        Pacific passenger revenues decreased due to lower yields, passenger load factor and capacity. Approximately 64% of the decrease in Pacific passenger revenues occurred between September 1 and December 31, 2001. In response to the reduced demand for air travel, Pacific fourth quarter capacity was reduced 19.5%, as compared to 2000, on an ASM basis. The introduction of a reconfigured World Business Class product, which improved seat pitch from 48 inches to 60 inches and replaced international first class, also reduced capacity. Passenger load factor and yields declined primarily due to slowing Asian economies and the events of September 11, 2001. The average yen per U.S. dollar exchange rates for the years ended December 31, 2001 and 2000 were 122 and 108, respectively, an 11.5% weakening in the buying power of the yen. The yen per U.S. dollar exchange rate was 134 at February 28, 2002. Additional information regarding the Company's yen exposure and currency hedging activities is provided in "—Quantitative and Qualitative Disclosures about Market Risk."

        Atlantic passenger revenues decreased due to a decline in yields and passenger load factor resulting from the terrorist attacks of September 11, 2001. In response to the reduced demand for air travel, Atlantic fourth quarter capacity was reduced 14.3%, as compared to 2000, on an ASM basis.

        Cargo revenues decreased 16.0% ($137 million) to $720 million due to a 2.8% decline in revenue per ton mile and 13.6% fewer cargo ton miles. These decreases resulted primarily from reduced U.S. demand for Asian goods caused by the slowing U.S. economy, the weakened yen per U.S. dollar exchange rate, and a decline in total cargo space on passenger aircraft as a result of the reduction in system passenger capacity. Service began in July 2001 under a new five-year agreement with DHL Worldwide Express to provide daily freighter service from its U.S. hub operations in Cincinnati to various points in Asia. The Company's eleventh and twelfth freighters have been placed in revenue service to support this agreement.

        Other revenues (the principal components of which are MLT, Inc. (a wholly-owned subsidiary), other transportation fees and charter revenues) increased 5.2% ($38 million) primarily due to higher charter revenues and other transportation fees.

        Operating Expenses.    Operating expenses increased 1.0% ($102 million). Operating capacity decreased 4.8% to 98.54 billion total service ASMs due to capacity reductions primarily related to the events of September 11, 2001. Operating expense per total ASM increased 4.8%, excluding fleet impairment charges.

        Salaries, wages and benefits increased 9.8% ($353 million) primarily due to wage and benefit increases from settled contracts with collective bargaining units, retroactive wages and benefits of $89 million related to the new Aircraft Mechanics Fraternal Association ("AMFA") collective bargaining agreement, and higher pension and group insurance expenses. Aircraft fuel and taxes declined 7.7% ($145 million) due to a decrease of 4.5% in average fuel cost per gallon to 79.26 cents, net of hedging transactions, and 4.0% fewer fuel gallons consumed as a result of the reduced capacity. Depreciation and amortization increased 11.8% ($73 million), primarily due to fleet disposition charges of $161 million related to the reductions in the estimated market values of aircraft recorded in the third and fourth quarters of 2001, partially offset by $125 million of DC10 impairments recorded in 2000. See Note 1 to the Consolidated Financial Statements for additional discussion of the fleet disposition charges. Aircraft maintenance materials and repairs increased 4.5% ($29 million) due to a higher level of scheduled work within the routine engine and airframe maintenance cycle. Commissions decreased 24.6% ($163 million) primarily due to lower passenger revenues, increased use of lower cost distribution channels and a decline in the percentage of commissionable transactions. Internet sales, which typically have lower commission rates than other distribution channels, represented approximately 13% of passenger revenues in 2001 compared with approximately 8.0% in 2000. Aircraft rentals increased 5.7% ($24 million) due to additional leased aircraft. Other expenses (the principal components of which include outside services, insurance, selling and marketing expenses, passenger food, personnel expenses, advertising and promotional expenses, communication expenses and supplies) decreased 3.8% ($89 million) principally due to lower variable costs associated with reduced capacity and a favorable foreign currency impact on expenses, partially offset by higher insurance costs incurred following the September 11, 2001 terrorist attacks. Insurance costs are expected to increase dramatically in 2002 as a result of those events.

        Other Income and Expense.    Interest expense increased 5.4% ($19 million) primarily due to the borrowings under the Company's revolving credit facilities. Earnings of affiliated companies decreased $97 million, due principally to the Company no longer recognizing its share of Continental Airlines, Inc.'s ("Continental") earnings in 2001 as a result of the sale of its investment in Continental, WORLDSPAN's lower earnings in 2001 and Orbitz, LLC's loss in 2001. Other income decreased $25 million primarily due to a $58 million gain from the sale of a portion of Northwest's investment in priceline.com in 2000, partially offset by a $27 million gain recorded in 2001 on the sale of the Company's remaining investment in Continental.

Results of Operations—2000 Compared to 1999

        Operating Revenues.    Operating revenues increased 10.9% ($1.11 billion). System passenger revenues increased 10.9% ($935 million), excluding Pinnacle Airlines, primarily attributable to a 3.9% increase in scheduled service ASMs and a 6.6% increase in RASM. ASMs increased primarily due to the net addition of 14 aircraft in 2000. System passenger load factor increased to a record 76.6% for the year ended December 31, 2000. Pinnacle Airlines passenger revenues were $130 million and $104 million for the years ended December 31, 2000 and 1999, respectively.

        The following analysis by market is based on information reported to the DOT and excludes Pinnacle Airlines:

	System		Domestic		Pacific		Atlantic
2000
Passenger revenues (in millions)	$9,523		$6,455		$2,090		$978
Increase (Decrease) from 1999:
Passenger revenues (in millions)	935		515		288		132
Percent	10.9%		8.7%		16.0%		15.6%
Scheduled service ASMs (capacity)	3.9%		2.2%		3.4%		14.1%
Passenger load factor	2.0	pts.	2.1	pts.	1.5	pts.	1.5	pts.
Yield	4.0%		3.3%		10.2%		(0.6)%
Passenger RASM	6.6%		6.4%		12.1%		1.3%

        Domestic passenger revenues increased due to a higher passenger load factor, more capacity and higher yields. Domestic passenger load factor increased 2.1 points to a record 72.9%, primarily due to favorable industry market conditions. Capacity increased as a result of additional aircraft.

        Pacific passenger revenues were higher due to increased capacity and higher yields, driven by Asia's recovering economic environment. The average yen per U.S. dollar exchange rate for the years ended December 31, 2000 and 1999 was 108 and 115, respectively, a 6.5% strengthening of the yen. Pacific passenger load factor increased 1.5 points to a record 81.7% as the Company continued to experience increased demand.

        Atlantic passenger revenues increased as a result of more capacity and a higher passenger load factor. Capacity increased as a result of new flying, including the initiation of Detroit-Italy service and higher frequency in Minneapolis/St. Paul-Amsterdam service, as well as improved operational performance.

        Cargo revenues increased 17.1% ($125 million) due to a 7.1% increase in cargo ton miles and a 9.4% increase in cargo revenue per ton mile. The Company's tenth Boeing 747 freighter entered service in August 2000. Also in 2000, the Company acquired two additional Boeing 747 aircraft, which were converted into freighters and began revenue service in the summer of 2001. Other revenue increased 3.0% ($21 million) due to a higher volume of business for MLT Inc., which was partially offset by lower KLM joint venture alliance settlements.

        Operating Expenses.    Operating expenses increased 13.3% ($1.25 billion). Operating capacity increased 4.0% to 103.52 billion total service ASMs due to planned capacity increases. Operating expense per total ASM increased 7.1%, excluding the fleet disposition charge, and increased only 0.7% when the impact of higher fuel prices is also excluded.

        Salaries, wages and benefits increased 6.4% ($217 million) primarily due to wage and benefit increases from settled contracts with collective bargaining units and an increase in average full-time equivalent employees of 2.6%. Aircraft fuel and taxes rose 57.2% ($681 million) due to an increase of 55.0% in average fuel cost per gallon to a record 82.99 cents, net of hedging transactions, and 3.6% higher fuel gallons consumed as a result of higher capacity. Hedging transactions reduced fuel costs by $119 million in 2000. Commissions decreased 9.9% ($73 million) primarily due to lower rates resulting from changes to the Company's commission structure, which were effective in October 1999, and a lower percentage of commissionable transactions partially offset by commissions on higher passenger revenues. Internet sales represented approximately 8.0% of passenger revenue in 2000 compared with approximately 5.0% in 1999. Aircraft maintenance materials and repairs increased 0.8% ($5 million) due to a 1999 non-recurring credit of $34 million related to lower than anticipated costs associated with outside aircraft maintenance, offset by lower scheduled engine and airframe overhauls in 2000.

Depreciation and amortization increased 23.4% ($117 million) due to a fleet disposition charge of $125 million related to the accelerated retirement of a portion of the DC10 fleet recorded in the fourth quarter. See Note 1 to the Consolidated Financial Statements for additional discussion of the fleet disposition charge. Aircraft rentals increased 19.2% ($68 million) due to additional leased aircraft. Other expenses (the principal components of which include outside services, selling and marketing expenses, passenger food, personnel expenses, advertising and promotional expenses, communication expenses and supplies) increased 9.9% ($210 million) due primarily to increased business for MLT Inc. and higher variable costs associated with expanded capacity.

        Other Income and Expense.    Interest expense decreased 7.7% ($29 million) primarily due to reduced borrowings and lower interest rates. Earnings of affiliated companies increased 9.5% ($8 million) due largely to the Company's share of higher WORLDSPAN earnings. Other income increased primarily due to a $58 million gain from the sale of a portion of Northwest's investment in priceline.com in 2000, partially offset by a $48 million gain from the sale of a portion of Northwest's investment in Equant N.V. during 1999.

Liquidity and Capital Resources

        At December 31, 2001, the Company had cash, cash equivalents and restricted short-term investments of $2.61 billion. This amount includes $100 million of restricted short-term investments resulting in total liquidity of $2.51 billion, an increase in liquidity of $703 million from December 31, 2000. As discussed later, the Company's secured credit facilities were fully drawn as of December 31, 2001. At February 28, 2002, the Company had cash, cash equivalents and restricted short-term investments of $2.17 billion.

        Operating Activities.    Cash flows from operating activities were $646 million in 2001. The decrease of $247 million in operating cash flows from 2000 was due primarily to significantly lower pretax income, partially offset by higher depreciation and amortization, reductions in working capital, a greater excess of pension expense over pension contributions, a smaller excess of frequent flyer mile revenue over sales proceeds and a higher dividend from WORLDSPAN. Cash flows from operating activities were $893 million for 2000 and $1.26 billion for 1999.

        Investing Activities.    Investing activities in 2001 consisted primarily of the purchase of 13 Airbus A319 aircraft, four Airbus A320 aircraft, and five Boeing 757-200 aircraft, engine purchases, costs to commission aircraft before entering revenue service, deposits on ordered aircraft, facilities improvements and ground equipment purchases, partially offset by $582 million in proceeds from the sale of the Company's investment in Continental. See Note 13 to the Consolidated Financial Statements for additional discussion of the Company's investment in Continental.

        In addition to the purchased aircraft discussed previously, the Company took delivery of 21 Bombardier CRJ200 aircraft during 2001. These aircraft were financed with long-term leveraged operating leases provided by the manufacturer and simultaneously subleased to Pinnacle Airlines.

        Investing activities in 2000 consisted primarily of the purchase of 10 Airbus A319 aircraft, seven AVRO RJ85 aircraft and two used Boeing 747-200 aircraft (which were converted to freighters), costs to commission aircraft before entering revenue service, aircraft modifications, deposits on ordered aircraft, facility improvements and ground equipment purchases, partially offset by $58 million of proceeds from the sale of a portion of the Company's investment in priceline.com.

        Investing activities in 1999 consisted primarily of the purchase of seven Airbus A320 aircraft, 10 Airbus A319 aircraft, four Boeing 747-400 aircraft, 11 AVRO RJ85 aircraft and two used DC10 aircraft, the purchase off lease of four DC9-50 aircraft, costs to commission aircraft before entering revenue service, engine hushkitting, aircraft modifications, deposits on ordered aircraft and ground equipment purchases.

        Financing Activities.    Financing activities in 2001 consisted primarily of the Company's borrowing in March and subsequent repayment in May of $1.10 billion under its revolving credit facilities, the borrowing on September 11 of $1.12 billion under its revolving credit facilities, of which $150 million was repaid in October as scheduled, the issuance of $300 million of 8.875% public unsecured notes due 2006, $120 million received under airport facility revenue bonds, the payment of debt and capital lease obligations and the receipt of $678 million in financing for: (i) 13 Airbus A319 aircraft; seven of which were financed with funds from pass-through certificates and six with long-term bank debt; (ii) five Boeing 757-200 aircraft financed with long-term bank debt; (iii) four Airbus A320 aircraft, three of which were financed with funds from pass-through certificates and one with long-term bank debt.

        The Company's unsecured credit facilities were amended on October 23, 2001 from a negative pledge to a secured position on certain assets. The amended secured credit agreement consists of (i) a $725 million revolving facility available until October 2005, and (ii) a $250 million 364-day revolving credit facility expiring in October 2002 and renewable annually at the option of the lenders; however, to the extent any portion of the $250 million facility is not renewed for an additional 364-day period, the Company may borrow up to the entire non-renewed portion of the facility and such borrowings would then mature in October 2005. This credit agreement is secured by the Company's Pacific route system and certain aircraft. Borrowings under these secured credit facilities currently bear interest at a variable rate equal to three-month LIBOR plus 2.0% (4.1% as of December 31, 2001, 3.9% as of February 28, 2002). See Note 3 to the Consolidated Financial Statements for additional discussion of these credit facilities.

        In June 2001, the Company completed a pre-funded offering of $581 million of pass-through certificates at a blended fixed coupon rate of 7.18%. Proceeds from sales of the certificates will be used to finance the acquisition of 14 aircraft consisting of nine new Airbus A319 aircraft, three new Boeing 757-300 aircraft and two new Boeing 747-400 aircraft scheduled for delivery between March and December 2002. In July 2001, the Company completed an offering of $396 million of European pass-through certificates due in 2013 at a blended floating rate of three-month LIBOR plus 0.60% (2.5% as of February 28, 2002) to finance the acquisition of nine new Airbus A319 aircraft and five new Airbus A320 aircraft scheduled to be delivered from November 2001 through July 2002.

        The pre-funded portion of cash proceeds from the offerings of certificates are invested and held in escrow with a depository bank and are not assets or direct obligations of, or guaranteed by, the Company and are therefore not included in the Consolidated Financial Statements. As aircraft are delivered or refinanced, the Company utilizes the cash proceeds to finance the acquisition of these aircraft as secured debt financing for ownership or as non-recourse debt for leveraged lease financing. If a leveraged lease is obtained for any aircraft, under which the aircraft would be sold and leased back to Northwest, the debt associated with the aircraft will become part of the lease and not a direct obligation of the Company or Northwest. Lease obligations for any lease that qualifies as an operating lease under Statement of Financial Accounting Standards ("SFAS") No. 13 are disclosed in Note 4 to the Consolidated Financial Statements. If any funds remain as deposits with the escrow agent for such pass-through certificates at the end of the delivery period, such funds will be distributed back to the certificate holders. Such distribution will include interest on such amounts payable by the Company. Management believes that the likelihood funds would be distributed from escrow back to investors and that the interest due would be a material amount, is remote. At December 31, 2001, $886 million of the unused offering proceeds were held in escrow.

        Financing activities in 2000 consisted primarily of payment of debt and capital lease obligations, including $165 million in term loan prepayments, and the long-term leveraged operating lease financing through sale and leaseback of 10 Airbus A319 aircraft and three AVRO RJ85 aircraft.

        During 2000, the Company completed a public offering totaling $522 million of pass-through trust certificates to finance the acquisition of 13 new aircraft delivered in 2000 and 2001 and to refinance six other aircraft delivered in 1996.

        Financing activities in 1999 consisted primarily of the public issuance of $200 million of unsecured notes, the public issuance of $143 million of 40-year senior unsecured quarterly interest bonds (which are callable five years after issuance), the long-term leveraged operating lease financing through sale and leaseback of four Boeing 747-400 aircraft, seven Airbus A320 aircraft, two Airbus A319 aircraft and 10 AVRO RJ85 aircraft and various secured aircraft and ground equipment financings, offset by full repayment of the $825 million revolving credit facilities and $562 million of aircraft delivery bridge financing, and the payment of scheduled debt and capital lease obligations.

        During 1999, the Company completed three public offerings of pass-through trust certificates totaling $1.22 billion to finance the acquisition of 39 new aircraft delivered in 1999 and 2000.

        On January 15, 2002, the Company disbursed $216 million of aviation taxes deferred pursuant to federal authorization for payments otherwise due between September 11, 2001 and January 15, 2002. Additionally, through NWA Funding, LLC, the Company repaid $61 million outstanding under the Receivables Purchase Agreement (the "Agreement"). The Agreement with NWA Funding, LLC, a wholly-owned, non-consolidated subsidiary of the Company, provided for the early termination of the Agreement and repayment of the NWA Funding, LLC outstanding revolving facility upon occurrence of certain events, including exceeding a rolling three-month threshold of passenger refunds as a percentage of sales and the lowering of the Company's unsecured credit rating, both of which occurred following the events of September 11, 2001. See Note 13 to the Consolidated Financial Statements for additional discussion concerning NWA Funding, LLC. The lower credit rating did not trigger acceleration of any other repayments.

        Debt and lease obligations.    The following table summarizes the Company's commitments to make long-term debt and lease payments for the years ending December 31 (in millions):

	2002	2003	2004	2005	2006
Long-term debt(1)	$223	$170	$517	$1,341	$469
Capital leases(2)	287	101	75	64	50
Operating leases(3):
Aircraft	560	555	547	536	545
Non-aircraft	147	144	132	118	114

Total debt and lease obligations(4)	1,217	970	1,271	2,059	1,178

(1)
This amount represents principal amounts due only. The amount due in 2005 includes $962 of principal outstanding on the Company's credit facilities. See Note 3 to the Consolidated Financial Statements for additional discussion of long-term debt and future maturities.
(2)
Amounts represent minimum capital lease payments with initial or remaining terms of more than one year. See Note 4 to the Consolidated Financial Statements for additional discussion of capital leases.
(3)
Amounts represent minimum lease payments with initial or remaining terms of more than one year and exclude related sublease rental income. See Note 4 to the Consolidated Financial Statements for additional discussion of operating leases.
(4)
The above table excludes amounts relating to the mandatorily redeemable preferred security of subsidiary. See Note 5 to the Consolidated Financial Statements for additional discussion of the mandatorily redeemable preferred security of subsidiary. The table also excludes amounts relating to the Series C preferred stock. See Note 6 to the Consolidated Financial Statements for additional discussion of the Company's obligations related to the Series C preferred stock.

        Capital Commitments.    The Company's firm orders for 94 new aircraft to be operated by Northwest consist of scheduled deliveries for 24 Airbus A330 aircraft from 2003 through 2006, eight Airbus A320 aircraft from 2002 through 2004, 41 Airbus A319 aircraft from 2002 through 2003, 19 Boeing 757-200/300 aircraft from 2002 through 2003 and two Boeing 747-400 aircraft in 2002. Eight of the A330 aircraft orders may be cancelled. As of December 31, 2001, the Company also had firm orders for 99 Bombardier CRJ200/440 aircraft, which will be leased or subleased to and operated by Northwest Airlink regional carriers. The Company has the right to defer the scheduled delivery of certain aircraft listed above for up to a maximum of four years. The Company has the option to finance the CRJ200/440 aircraft through long-term operating lease commitments from the manufacturer.

        Committed expenditures for these aircraft and related equipment, including estimated amounts for contractual price escalations and predelivery deposits, will be approximately $2.01 billion in 2002, $2.05 billion in 2003, $1.38 billion in 2004, $1.31 billion in 2005, $220 million in 2006 and $33 million in 2007. Consistent with prior practice, the Company intends to finance its aircraft deliveries through a combination of internally generated funds, debt and leveraged lease financing. Financing commitments available for use by the Company are in place for all of the aircraft on firm order.

        During 2001, the Company guaranteed two long-term airport special facility bond financings for $136 million and $64 million related to airport improvements in Minneapolis/St. Paul and Seattle, respectively. These financings have final maturities in 2025 and 2030 at fixed rates of 7.27% and 7.49%, respectively, and will be recorded as other property and equipment and long-term obligations under capital leases when the funds are drawn for construction purposes.

        The Company currently has an effective shelf registration statement for the issuance of $1.50 billion of unsecured debt and equipment trust certificates. After giving effect to this offering, $1.2 billion will remain available for issuance under the shelf registration statement.

        Working Capital.    The Company operates, like its competitors, with negative working capital, which aggregated to $356 million at December 31, 2001. This position is primarily attributable to the $1.28 billion air traffic liability, largely representing cash received from tickets that customers have purchased in advance and not yet used. Revenue is recognized and the liability is reduced as customers use these tickets for transportation provided by the Company. The Company also performs bi-monthly evaluations of this estimated liability and recognizes any adjustments as passenger revenues for that period. These adjustments relate primarily to ticket usage patterns, refunds, exchanges, inter-airline transactions, and other items for which final settlement occurs in periods subsequent to the sale of the related tickets at amounts other than the original sales price. While these factors generally follow predictable patterns that provide a reliable basis for estimating the air traffic liability, significant changes in business conditions and/or passenger behavior that affect these estimates could impact operating income.

Critical Accounting Policies

        The discussion and analysis of the Company's financial condition and results of operations are based upon the Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the Consolidated Financial Statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. See Note 1 to the Consolidated Financial Statements for additional discussion of the application of these and other accounting policies.

        Aircraft Valuation and Impairments.    The Company has evaluated its long-lived assets for possible impairments in compliance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts. Impairment losses are measured by comparing the fair value of the assets to their carrying amounts. In the third and fourth quarters of 2001 the Company recorded, as depreciation expense, impairment charges of $161 million related to reductions in the estimated market values of certain aircraft. See Note 1 to the Consolidated Financial Statements for additional discussion of impairment of long-lived assets.

        In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121 but retains its fundamental provisions for recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. The Company adopted the provisions of this statement on January 1, 2002, implementation of which will have no material effect on the Company's results of operations or financial condition.

        Goodwill and Intangible Assets.    In June 2001, the Financial Accounting Standards Board issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS 142 requires that companies test goodwill and indefinite lived intangible assets for impairment on an annual basis rather than amortize such assets. The Company adopted SFAS 142 on January 1, 2002, and as a result will no longer amortize its indefinite lived intangible assets and goodwill.

        Presently, the Company's indefinite lived intangible asset derives from the U.S.-Japan bilateral aviation agreement, which establishes rights to carry traffic between Japan and the U.S., and extensive "fifth freedom" rights between Japan and India, the South Pacific and other Asian destinations. "Fifth freedom" rights allow Northwest to operate service from any gateway in Japan to points beyond Japan and carry Japanese originating passengers. These rights have no termination date, and the Company has the supporting infrastructure (airport gates, slots and terminal facility leases) in place to operate air service to Japan from its U.S. hub airports indefinitely. Governmental policy and bilateral agreements between nations regulate international operating route authorities and alliances. The Company's carrying value of international route authorities was $634 million at December 31, 2001. Should any changes occur in policies, agreements, infrastructure or economic feasibility of air service to Japan, the Company will assess this asset for impairment and re-evaluate the economic life of these international routes and, if the life is then determined to be finite, begin amortizing the asset. The Company's goodwill balance of $18 million relates solely to the 1997 purchase of Pinnacle Airlines, a regional air carrier.

        Amortization of goodwill and intangible assets was $24 million in 2001, approximately $23 million of which related to the international route authorities discussed above. During the first half of 2002, the Company will perform impairment tests of goodwill and indefinite lived intangible assets by comparing the carrying values to prices of similar assets in the market place or other appropriate valuation techniques. Any impairment recorded as a result of adopting this standard will be recorded as a change in accounting principle. Any subsequent impairment charge would be recorded as an operating expense. The effect, if any, of these tests on the earnings and financial position of the Company has not yet been determined.

        Pension Liability and Expense.    The Company has several noncontributory pension plans covering substantially all of its employees. The Company accounts for its defined benefit pension plans in accordance with SFAS No. 87, Employers' Accounting for Pensions, which requires that amounts recognized in financial statements be determined on an actuarial basis. Benefits associated with these plans are based primarily on years of service and, in some cases, employee compensation. See Note 12 to the Consolidated Financial Statements for additional discussion of actuarial assumptions used in determining pension liability and expense.

        A significant element in determining the Company's pension expense in accordance with SFAS No. 87 is the expected return on plan assets, which is based on historical results for similar allocations among asset classes. The Company has assumed that the expected long-term rate of return on plan assets will be 10.5%. The Company's pension plan assets have historically earned in excess of 10.5% and the Company believes that this assumption for future returns is reasonable. The difference between the expected return and the actual return on plan assets is deferred and, under certain circumstances, amortized over future years of service. Therefore, the net deferral of past asset gains (losses) ultimately affects future pension expense. The plan assets have earned a rate of return substantially less than 10.5% in each of the last two years. Should this trend continue, future pension expense would likely increase.

        At the end of each year, the Company determines the discount rate used to measure plan liabilities. The discount rate reflects the current rate at which the pension liabilities could be effectively settled at the end of the year. In estimating this rate, the Company looks to rates of return on fixed-income investments of similar duration to the liabilities in the plan that receive high, investment grade ratings by a recognized ratings agency. A change in the discount rate in future periods could have a material impact on pension expense. By applying this methodology, the Company determined a discount rate of 7.5% to be appropriate at December 31, 2001.

        For the year ended December 31, 2001, the net effect of accounting for changes in the Company's pension plans decreased accumulated other comprehensive income by $287 million, up from $19 million for the year 2000. The negative impact on accumulated other comprehensive income was principally due to asset returns below the long-term expected rate and additional pension benefits provided for in new agreements with contract employees. For the year ended December 31, 2001, the Company recognized consolidated pretax pension expense of $231 million, up from $134 million in 2000. Pension expense is anticipated to increase in 2002.

        Plan assets for the Company's pension plans are managed by external investment professionals who are registered investment advisors. These advisors are prohibited by the investment policies of the plan from investing in Company securities, other than as a portion of a market index fund that could have a diminutive proportion of such securities.

Other Information

        Labor Agreements.    Approximately 91% of the Company's employees are members of collective bargaining units. On May 11, 2001, Northwest's mechanics, custodians and cleaners ratified a new four-year agreement. The agreement provides for lump sum retroactive payments, a one-time pay adjustment, increased wages and pension benefits and various work rule modifications. At December 31, 2001, all of the Company's union workers were under contract.

        KLM Alliance.    Northwest and KLM operate their trans-Atlantic flights pursuant to a commercial and operational joint venture alliance, which has antitrust immunity that facilitates coordinated pricing, scheduling, product development and marketing. In addition, Northwest and KLM act as one company in North America and Europe, where Northwest and KLM coordinate ground handling and sales in North America and Europe, respectively. Trans-Atlantic operating profits/losses are shared equally by Northwest and KLM and any net alliance settlements are recorded in other operating revenues in Northwest's Consolidated Financial Statements. Northwest and KLM have a minimum of nine years remaining under their current joint venture alliance.

        Detroit Midfield Terminal.    The Company was responsible for managing and supervising the design and construction of a new $1.2 billion passenger terminal at Detroit Metropolitan Wayne County

Airport. The new terminal was completed in February 2002 and offers 97 gates, 106 ticket-counter positions, 14 security check points, a fourth parallel runway, nearly 85 shops and restaurants, four WorldClubs, an 11,500-space parking facility, covered curbside drop-off areas and 18 luggage carousels. The new terminal also offers international-to-domestic connections within the same facility. In addition, a new hotel in the terminal is scheduled to be completed in September 2002.

        The new terminal has been funded by the issuance of general airport revenue bonds by Wayne County, payable primarily from future passenger facility charges and federal and State of Michigan grants. The Company and the County have entered into agreements pursuant to which the Company will lease space in the new terminal for a term of 30 years from the date the terminal opens.

        Subsequent Event.    On February 25, 2001, Pinnacle Airlines Corp. ("Pinnacle Corp.") filed a registration statement with the Securities and Exchange Commission for an initial public offering of Pinnacle Corp. common stock. Pinnacle Corp. was incorporated in Delaware on January 10, 2002 for the sole purpose of becoming a holding company of Pinnacle Airlines. Immediately prior to the consummation of the offering, the Company will transfer all of the outstanding stock of Pinnacle Airlines to Pinnacle Corp. in exchange for all of the outstanding common stock of Pinnacle Corp., one share of Series A preferred stock of Pinnacle Corp. and a $150 million note issued by Pinnacle Corp. The Company will be the sole selling stockholder in the offering and will receive all of the net proceeds of the offering. After the offering is complete, the Company will own 13% of Pinnacle Corp.'s outstanding common stock if the over-allotment option granted to the underwriters is not exercised. If the over-allotment option is exercised in full, the Company will not own any shares of Pinnacle Corp.

Quantitative and Qualitative Disclosures About Market Risk

        The risks inherent in the Company's market-sensitive instruments and positions are the potential losses arising from adverse changes in the price of fuel, foreign currency exchange rates and interest rates, as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity nor do they consider additional actions management may take to mitigate its exposure to such changes. Actual results may differ from the outcomes estimated in the analysis due to factors beyond the Company's control. See Note 14 to the Consolidated Financial Statements for accounting policies and additional information.

        Aircraft Fuel.    The Company's earnings are affected by changes in the price and availability of aircraft fuel. In order to provide a measure of control over price and supply, the Company trades and ships fuel and maintains fuel storage facilities to support its flight operations. The Company also manages the price risk of fuel costs primarily utilizing futures contracts traded on regulated exchanges and fuel swap agreements. Market risk is estimated as a hypothetical 10% increase in the December 31, 2001 cost per gallon of fuel, assuming projected 2002 fuel usage, which would result in an increase to aircraft fuel expense of approximately $118 million in 2002, compared to an estimated $180 million for 2001 measured at December 31, 2000. As of December 31, 2001, the Company had hedged approximately 9% of its first quarter 2002 fuel requirements, compared to 12% of the 2001 first quarter requirements at December 31, 2000.

        Foreign Currency.    The Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated operating revenues and expenses. The Company's largest exposure comes from the Japanese yen. From time to time, the Company uses financial instruments to hedge its exposure to the Japanese yen. The result of a uniform 10% strengthening in the value of the U.S. dollar from December 31, 2001 levels relative to each of the currencies in which the Company's revenues and expenses are denominated would result in a decrease in operating income of approximately $25 million for the year ending December 31, 2002, net of gains realizable from yen hedge instruments outstanding at December 31, 2001, compared to an estimated decrease of $70 million for 2001 measured at December 31, 2000. This sensitivity analysis was prepared based upon projected foreign currency-denominated revenues and expenses as of December 31, 2001 and 2000. The variance is due to the Company's foreign currency-denominated revenues exceeding its foreign currency-denominated expenses.

        The Company also has foreign currency non-cash exposure. The result of a 10% weakening in the value of the U.S. dollar would result in a decrease to other income caused by the remeasurement of net foreign currency-denominated liabilities of an estimated $12 million in 2002 compared with an estimated $13 million at December 31, 2000. This sensitivity analysis was prepared based upon projected foreign currency-denominated assets and liabilities as of December 31, 2001 and 2000.

        In 2001, the Company's yen-denominated net cash inflow was approximately 34 billion yen (approximately $369 million) and its yen-denominated liabilities exceeded its yen-denominated assets by an average of 12 billion yen (approximately $97 million) compared with 52 billion yen (approximately $501 million) and 11 billion yen (approximately $100 million), respectively, in 2000. In general, each time the yen strengthens (weakens), the Company's operating income is favorably (unfavorably) impacted due to net yen-denominated revenues exceeding expenses and a non-operating foreign currency loss (gain) is recognized due to the remeasurement of net yen-denominated liabilities. The Company's operating income in 2001 was unfavorably impacted by approximately $12 million due to the average yen being weaker in 2001 compared to 2000 and favorably impacted in 2000 by approximately $70 million due to the average yen being stronger in 2000 compared to 1999. The average yen to U.S. dollar exchange rate, including the impact of hedge activity, for the years ending December 31, 2001, 2000 and 1999 was 92, 104 and 117, respectively. The Japanese yen financial instruments utilized to hedge net yen-denominated cash flows resulted in gains of $85 million in 2001 and $23 million in 2000. As of December 31, 2001, the Company had entered into forward contracts to hedge approximately 60% of its anticipated 2002 yen-denominated sales at an average rate of 114 yen per U.S. dollar, compared to 38% at December 31, 2000.

        Interest.    The Company's earnings are also affected by changes in interest rates due to the impact those changes have on its interest income from cash equivalents and short-term investments and its interest expense from floating rate debt instruments. The Company's floating rate indebtedness was approximately 39% and 21% of the total long-term debt and capital lease obligations at December 31, 2001 and 2000, respectively. If long-term floating interest rates increased by 100 basis points during 2002 as compared to 2001, the Company's interest expense would increase by approximately $22 million, compared to an estimated $7 million for 2001 measured at December 31, 2000. If short-term interest rates increased by 100 basis points during 2002 as compared to 2001, the Company's interest income from cash equivalents and short-term investments would increase by approximately $17 million compared to an estimated $13 million for 2001 measured at December 31, 2000. These amounts are determined by considering the impact of the hypothetical interest rates on the Company's floating rate indebtedness, cash equivalent and short-term investment balances at December 31, 2001 and 2000.

        Market risk for fixed-rate indebtedness is estimated as the potential increase in fair value resulting from a hypothetical 100 basis point decrease in interest rates and amounts to approximately $142 million during 2002, compared to an estimated $151 million for 2001 measured at December 31, 2000. The fair values of the Company's indebtedness were estimated using estimated or quoted market prices and discounted future cash flows based on the Company's incremental borrowing rates for similar types of borrowing arrangements.

DESCRIPTION OF NOTES

        The following description of the notes (referred to in the accompanying prospectus as "Senior Debt Securities") supplements the more general description of the Senior Debt Securities that appears in the accompanying prospectus. You should read this section together with the section entitled "Description of Debt Securities" in the accompanying prospectus. If there are any inconsistencies between the information in this section and the information in the prospectus, the information in this section controls. The following summary of certain terms of the notes and the Indenture (as defined below) does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and to all of the provisions of the Indenture and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the closing of the offering of the notes. Any capitalized terms that are defined in the prospectus have the same meanings in this section unless a different definition appears in this section.

  General

        The 9.875% Notes Due 2007 offered hereby are a series of Senior Debt Securities described in the accompanying prospectus.

        The notes will be general unsecured obligations of Northwest. The notes will mature on March 15, 2007 and will initially be limited to an aggregate principal amount of $300,000,000, although the Indenture provides that additional Senior Debt Securities may be issued thereunder up to the aggregate principal amount, which is not limited by the Indenture, authorized from time to time by Northwest's Board of Directors. The notes will bear interest at the rate per annum of 9.875% from March 20, 2002 or from the most recent Interest Payment Date to which interest has been paid or provided for. Interest will be payable semiannually on March 15 and September 15 of each year, commencing September 15, 2002 to the person in whose name the note (or any predecessor note) is registered at the close of business on the March 1 or September 1, as the case may be, next preceding such Interest Payment Date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. The notes will be issued in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. We may create and issue additional notes with the same terms as the notes offered hereby so that the additional notes will be a single series with the notes offered hereby.

        The notes will be issued under an Indenture (the "Original Indenture") dated as of March 1, 1997 among Northwest, as issuer, Northwest Airlines Holdings Corporation ("Old NWA Corp."), as guarantor, and State Street Bank and Trust Company, as trustee (the "Trustee"), as supplemented by a Supplemental Indenture dated as of November 20, 1998 among Northwest, NWA Corp. and Old NWA Corp., and the Trustee, and by a Second Supplemental Indenture dated as of February 25, 1999 among Northwest, NWA Corp. and Old NWA Corp., and the Trustee (the Original Indenture, as supplemented, the "Indenture"). In the accompanying prospectus, we refer to the Original Indenture as the "Senior Indenture."

        The notes will be fully and unconditionally guaranteed on a senior unsecured basis by NWA Corp., which Parent Guarantee will rank equally with all existing and future unsecured and unsubordinated indebtedness of NWA Corp., and senior in right of payment to all subordinated indebtedness of NWA Corp.

        The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company ("DTC") or its nominee, as described below. As discussed below, payment of principal of, and interest on, notes represented by one or more permanent global notes registered in the name of or held by DTC or its nominee, as the case may be, will be made in immediately available funds to DTC or its nominee, as the case may, as the registered owner and holder of such permanent global note or notes. See below under "Global Notes."

  Redemption

        The notes will not be entitled to the benefits of any sinking fund or other mandatory redemption provisions. In addition, we will not have the option to redeem the notes prior to the maturity date.

  Defeasance

        The Indenture permits the defeasance of the notes upon the satisfaction of the conditions described under "Description of Debt Securities—Defeasance" in the accompanying prospectus. The notes are subject to these defeasance provisions.

  Global Notes

        The notes will be issued in whole or in part in the form of one or more global notes deposited with, or on behalf of, DTC and registered in the name of the nominee of DTC. Except under the limited circumstances described in the prospectus under "Description of Debt Securities—Global Debt Securities," owners of beneficial interests in global notes will not be entitled to physical delivery of notes in certificated form. Global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor. A further description of DTC's procedures with respect to the global notes is set forth in the prospectus under "Description of Debt Securities—Global Debt Securities." It is anticipated that DTC will confirm to Northwest, NWA Corp., the underwriter and the Trustee that it intends to follow such procedures.

        It is anticipated that DTC will advise Northwest and the underwriter as follows. DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include security brokers and dealers (including the underwriter), banks, trust companies, clearing corporations and certain other organizations, some of which (and/or their representatives) own DTC. Access to DTC's book entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        The information in this section regarding DTC and its book-entry system has been obtained from sources that we believe to be accurate, but we assume no responsibility for the accuracy of this information. In addition, we have no responsibility for the performance by DTC or its participants of their obligations as described here or under the rules and procedures governing these obligations.

  Same Day Settlement and Payment

        Settlement for the notes will be made by the underwriter in immediately available funds. All payments of principal and interest will be made by Northwest in immediately available funds.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. PERSONS

        The following is a summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of notes by a beneficial owner as of the date hereof. Except where noted, this summary deals only with notes that are held as capital assets by a non-U.S. holder. A "non-U.S. holder" means a person that is not a U.S. holder. A "U.S. holder" means a person that is any of the following for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;
  •
  a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;
  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
  •
  a trust if it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        This summary is based on current law which is subject to change (perhaps retroactively), is for general purposes only and should not be considered tax advice. This summary does not represent a detailed description of the federal income tax consequences to you in light of your particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a "controlled foreign corporation," "passive foreign investment company," "foreign personal holding company," "foreign tax-exempt organization" or an expatriate described in section 877 of the Internal Revenue Code of 1986, as amended (the "Code")). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

        If a partnership holds our notes, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisors.

        You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the ownership of notes, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

United States Federal Withholding Tax

        The 30% U.S. federal withholding tax will not apply to any payment of principal or interest on notes provided that:

  •
  you do not actually or constructively own 10% or more of the total combined voting power of all classes of our or Northwest's voting stock within the meaning of the Code and U.S. Treasury regulations;
  •
  you are not a controlled foreign corporation that is related to us or Northwest through stock ownership;
  •
  you are not a bank whose receipt of interest on the notes is attributable to an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business, as described in section 881(c)(3)(A) of the Code; and
  •
  either (a) you provide your name and address on an IRS Form W-8BEN (or successor form), and certify, under penalty of perjury, that you are not a U.S. holder or (b) you hold your notes through certain intermediaries, and you satisfy the certification requirements of applicable U.S. Treasury regulations.

        Special certification and other rules apply to certain non-U.S. holders that are entities rather than individuals.

        If you cannot satisfy the requirements described above, payments made to you will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed:

  •
  IRS Form W-8BEN (or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty; or
  •
  IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States (as discussed below under "United States Federal Income Tax").

        The 30% U.S. federal withholding tax generally will not apply to any gain that you realize on the sale, exchange, retirement or other disposition of notes.

United States Federal Income Tax

        If you are engaged in a trade or business in the United States and interest on the notes is effectively connected with the conduct of that trade or business, and if required by applicable income tax treaty, you maintain a "permanent establishment" to which the interest is generally attributable, you will be subject to U.S. federal income tax on that interest on a net income basis (although you will be exempt from the 30% withholding tax, provided certain certification and disclosure requirements discussed above in "United States Federal Withholding Tax" are complied with) in the same manner as if you were a U.S. holder. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with the conduct by you of a trade or business in the United States.

        You will generally not be subject to U.S. federal income tax on the gain realized on the disposition of a note (other than gains representing accrued interest, which will be treated as such) unless:

  •
  the gain is effectively connected with your conduct of a trade or business in the United States and, if an applicable income tax treaty requires, is attributable to your permanent establishment; or
  •
  you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

United States Federal Estate Tax

        Your estate will not be subject to U.S. federal estate tax on notes beneficially owned by you at the time of your death, provided that (1) you do not actually or constructively own 10% or more of the total combined voting power of all classes of our or Northwest's voting stock, within the meaning of the Code and U.S. Treasury regulations, (2) interest on those notes would not have been, if received at the time of your death, effectively connected with the conduct by you of a trade or business in the United States and (3) you are neither a citizen nor a resident of the United States for U.S. estate tax purposes.

Information Reporting and Backup Withholding

        In general, no information reporting or backup withholding will be required regarding payments that we make to you provided that we do not have actual knowledge that you are a U.S. holder and we have received from you the statement described above under "United States Federal Withholding Tax."

        In addition, no information reporting or backup withholding will be required regarding the proceeds of the sale of a note made within the United States or conducted through certain United States related financial intermediaries, if the payor receives the statement described above and does not have actual knowledge that you are a U.S. holder or you otherwise establish an exemption.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

THE UNDERWRITER

        Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, Morgan Stanley & Co. Incorporated as the underwriter has agreed to purchase, and we have agreed to sell to the underwriter, $300,000,000 principal amount of the notes.

        The underwriter is offering the notes subject to its acceptance of the notes from the Company and subject to prior sale. The Underwriting Agreement provides that the obligation of the underwriter to pay for and accept delivery of the notes is subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all the notes if any are taken.

        The underwriter initially proposes to offer the notes directly to the public at the public offering price set forth on the cover page hereof. After the initial offering of the notes, the offering price and other selling terms may from time to time be varied by the underwriter.

        We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by the underwriter that it presently intends to make a market in the notes, as permitted by applicable laws and regulations. The underwriter is not obligated, however, to make a market in the notes and any such market making may be discontinued at any time at the sole discretion of the underwriter. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the notes.

        In order to facilitate the offering of the notes, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, the underwriter may over-allot in connection with the offering, creating a short position in the notes for its own account. In addition, to cover over-allotments or to stabilize the price of the notes, the underwriter may bid for, and purchase, the notes on the open market. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriter is not required to engage in these activities, and may end any of these activities at any time.

        The maximum underwriting compensation payable in connection with this offering will not exceed 8% of the aggregate offering proceeds.

        From time to time the underwriter has provided, and continues to provide, investment banking services to us.

        We estimate that our total expenses for this offering will be $200,000.

        We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

LEGAL OPINIONS

        The validity of the notes offered hereby will be passed upon for NWA Corp. and Northwest by Simpson Thacher & Bartlett, New York, New York, and for the underwriter by Shearman & Sterling, New York, New York. In rendering its opinion, Simpson Thacher & Bartlett will rely as to matters of Minnesota law on an opinion from the Vice President, Law and Secretary of NWA Corp. and Northwest.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited NWA Corp.'s Consolidated Financial Statements and schedule as of December 31, 2001 and 2000 and for the three years in the period ended December 31, 2001, which are included in this prospectus supplement in reliance on their report, given on their authority as experts in accounting and auditing.

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Consolidated Financial Statements

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

To the Stockholders and Board of Directors
Northwest Airlines Corporation

        We have audited the accompanying consolidated balance sheets of Northwest Airlines Corporation as of December 31, 2001 and 2000, and the related consolidated statements of operations, common stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included Schedule II—Valuation of Qualifying Accounts and Reserves for the years ended December 31, 2001, 2000 and 1999. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northwest Airlines Corporation at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

Minneapolis, Minnesota
January 16, 2002

NORTHWEST AIRLINES CORPORATION

CONSOLIDATED BALANCE SHEETS

(In millions)

	December 31
	2001	2000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,512	$693
Restricted short-term investments	100	35
Accounts receivable, less allowance (2001—$20; 2000—$16)	512	534
Flight equipment spare parts, less allowance (2001—$121; 2000—$131)	273	313
Deferred income taxes	122	108
Maintenance and operating supplies	64	103
Prepaid expenses and other	207	228

Total current assets	3,790	2,014
PROPERTY AND EQUIPMENT
Flight equipment	7,015	6,498
Less accumulated depreciation	1,981	1,896

	5,034	4,602
Other property and equipment	1,886	1,826
Less accumulated depreciation	854	794

	1,032	1,032

Total property and equipment	6,066	5,634
FLIGHT EQUIPMENT UNDER CAPITAL LEASES
Flight equipment	846	846
Less accumulated amortization	303	281

Total flight equipment under capital leases	543	565
OTHER ASSETS
Intangible pension asset	943	375
International routes, less accumulated amortization (2001—$333; 2000—$310)	634	657
Investments in affiliated companies	213	836
Other	766	796

Total other assets	2,556	2,664

Total Assets	$12,955	$10,877

The accompanying notes are an integral part of these Consolidated Financial Statements.

NORTHWEST AIRLINES CORPORATION

CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31,
	2001	2000
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES
Air traffic liability	$1,275	$1,307
Accrued compensation and benefits	737	549
Accounts payable	691	592
Collections as agent	298	112
Accrued aircraft rent	253	229
Other accrued liabilities	476	476
Current maturities of long-term debt	223	191
Current obligations under capital leases	193	62

Total current liabilities	4,146	3,518
LONG-TERM DEBT	4,828	3,051
LONG-TERM OBLIGATIONS UNDER CAPITAL LEASES	393	494
DEFERRED CREDITS AND OTHER LIABILITIES
Long-term pension and postretirement health care benefits	1,749	882
Deferred income taxes	1,005	1,353
Other	546	558

Total deferred credits and other liabilities	3,300	2,793
MANDATORILY REDEEMABLE PREFERRED SECURITY OF SUBSIDIARY WHICH HOLDS SOLELY NON-RECOURSE OBLIGATION OF COMPANY—Note 5
(Redemption value 2001—$530; 2000—$610)	492	558
PREFERRED REDEEMABLE STOCK
(Liquidation value 2001—$228; 2000—$233)	227	232
COMMITMENTS AND CONTINGENCIES
COMMON STOCKHOLDERS' EQUITY (DEFICIT)
Common stock, $.01 par value; shares authorized—315,000,000; shares issued (2001—110,344,796; 2000—110,088,522)	1	1
Additional paid-in capital	1,451	1,459
Accumulated deficit	(518)	(94)
Accumulated other comprehensive income (loss)	(305)	(5)
Treasury stock (2001—25,136,582 shares; 2000—26,994,364 shares)	(1,060)	(1,130)

Total common stockholders' equity (deficit)	(431)	231

Total Liabilities and Stockholders' Equity (Deficit)	$12,955	$10,877

The accompanying notes are an integral part of these Consolidated Financial Statements.

NORTHWEST AIRLINES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except per share amounts)

	Year Ended December 31,
	2001	2000	1999
OPERATING REVENUES
Passenger	$8,417	$9,653	$8,692
Cargo	720	857	732
Other	768	730	709

Total operating revenues	9,905	11,240	10,133
OPERATING EXPENSES
Salaries, wages and benefits	3,963	3,610	3,393
Aircraft fuel and taxes	1,727	1,872	1,191
Depreciation and amortization	690	617	500
Aircraft maintenance materials and repairs	669	640	635
Other rentals and landing fees	533	513	486
Commissions	500	663	736
Aircraft rentals	447	423	355
Other	2,244	2,333	2,123

Total operating expenses	10,773	10,671	9,419

OPERATING INCOME (LOSS)	(868)	569	714
OTHER INCOME (EXPENSE)
Airline Stabilization Act funds	461	—	—
Interest expense	(369)	(350)	(379)
Interest capitalized	29	23	16
Interest of mandatorily redeemable preferred security holder	(25)	(27)	(27)
Investment income	66	62	40
Earnings of affiliated companies	(5)	92	84
Other, net	41	66	39

Total other income (expense)	198	(134)	(227)

INCOME (LOSS) BEFORE INCOME TAXES	(670)	435	487
Income tax expense (benefit)	(247)	179	187

NET INCOME (LOSS)	(423)	256	300
Preferred stock requirements	(1)	(1)	(1)

NET INCOME (LOSS) APPLICABLE TO COMMON STOCKHOLDERS	$(424)	$255	$299

EARNINGS (LOSS) PER COMMON SHARE:
Basic	$(5.03)	$3.09	$3.69

Diluted	$(5.03)	$2.77	$3.26

The accompanying notes are an integral part of these Consolidated Financial Statements.

NORTHWEST AIRLINES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(423)	$256	$300
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	690	617	500
Income tax expense (benefit)	(247)	179	187
Net payments of income taxes	(24)	(61)	(65)
Pension and other postretirement benefit contributions less than expense	189	72	166
Sale proceeds of frequent flyer miles less than revenue	(48)	(161)	(42)
Net loss (earnings) of affiliates	64	(65)	—
Other, net	46	(26)	(5)
Changes in certain assets and liabilities:
Decrease (increase) in accounts receivable	102	(31)	103
Decrease (increase) in flight equipment spare parts	8	(2)	12
Decrease (increase) in supplies, prepaid expenses and other	79	(54)	(57)
Increase (decrease) in air traffic liability	16	(27)	250
Increase (decrease) in accounts payables	91	97	(143)
Increase in other liabilities	220	43	72
Increase (decrease) in accrued liabilities	(117)	56	(19)

Net cash provided by operating activities	646	893	1,259
CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(1,253)	(672)	(1,038)
Purchases of short-term investments	(205)	(194)	(288)
Proceeds from maturities of short-term investments	135	198	330
Proceeds from sale of property, equipment and other assets	602	97	63
Investments in affiliated companies and other, net	(9)	(8)	(40)

Net cash used in investing activities	(730)	(579)	(973)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of long-term debt	(152)	(1,268)	(1,681)
Payment of capital lease obligations	(65)	(60)	(57)
Payment of short-term borrowings	(1,261)	—	(102)
Proceeds from long-term debt	2,102	614	779
Proceeds from short-term borrowings	1,245	—	—
Proceeds from sale and leaseback transactions	84	387	1,095
Other, net	(50)	(43)	(51)

Net cash provided by (used in) financing activities	1,903	(370)	(17)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,819	(56)	269
Cash and cash equivalents at beginning of period	693	749	480

Cash and cash equivalents at end of period	$2,512	$693	$749

Available to be borrowed under credit facilities	$—	$1,116	$1,573

The accompanying notes are an integral part of these Consolidated Financial Statements.

NORTHWEST AIRLINES CORPORATION

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY (DEFICIT)
(In millions)

	Common Stock				Accumulated Other Comprehensive Income (Loss)
			Additional Paid-In Capital	Accumulated Deficit		Treasury Stock
	Shares	Amount					Total
Balance January 1, 1999	109.0	$1	$1,445	$(649)	$(68)	$(1,206)	$(477)
Net income				300			300
Other comprehensive income					59		59

Comprehensive income, net of tax							359
Accretion of Series C Preferred Stock				(1)			(1)
Series C Preferred Stock converted to Common Stock	0.6		19				19
Common Stock held in rabbi trusts			(11)			57	46
Other			1	1			2

Balance December 31, 1999	109.6	1	1,454	(349)	(9)	(1,149)	(52)
Net income				256			256
Other comprehensive income					4		4

Comprehensive income, net of tax							260
Accretion of Series C Preferred Stock				(1)			(1)
Series C Preferred Stock converted to Common Stock	0.3		11				11
Common Stock held in rabbi trusts			(11)			19	8
Other	0.2		5				5

Balance December 31, 2000	110.1	1	1,459	(94)	(5)	(1,130)	231
Net loss				(423)			(423)
Other comprehensive loss					(300)		(300)

Comprehensive loss, net of tax							(723)
Accretion of Series C Preferred Stock				(1)			(1)
Series C Preferred Stock converted to Common Stock	0.2		6				6
Common Stock held in rabbi trusts			(16)			70	54
Other			2				2

Balance December 31, 2001	110.3	$1	$1,451	$(518)	$(305)	$(1,060)	$(431)

        The accompanying notes are an integral part of these Consolidated Financial Statements.

NORTHWEST AIRLINES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1—Summary of Significant Accounting Policies

        Basis of Presentation:    Northwest Airlines Corporation ("NWA Corp.") is a holding company whose principal indirect operating subsidiary is Northwest Airlines, Inc. ("Northwest"). The Consolidated Financial Statements include the accounts of NWA Corp. and all consolidated subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated. Investments in 20% to 50% owned companies, as well as Orbitz, LLC and NWA Funding, LLC are accounted for by the equity method. Other investments are accounted for by the cost method.

        Certain prior year amounts have been reclassified to conform to the current year financial statement presentation.

        Business:    Northwest's operations comprise approximately 95% and 96% of the Company's consolidated operating revenues and expenses, respectively. Northwest is a major air carrier engaged principally in the commercial transportation of passengers and cargo, directly serving more than 145 cities in 22 countries in North America, Asia and Europe. Northwest's global airline network includes domestic hubs at Detroit, Minneapolis/St. Paul and Memphis, an extensive Pacific route system with a hub in Tokyo, a trans-Atlantic alliance with KLM Royal Dutch Airlines ("KLM"), which operates through a hub in Amsterdam, and a global alliance with Continental Airlines, Inc. ("Continental").

        Flight Equipment Spare Parts:    Flight equipment spare parts are carried at average cost. An allowance for depreciation is provided at rates which depreciate cost, less residual value, over the estimated useful lives of the related aircraft.

        Property, Equipment and Depreciation:    Owned property and equipment are stated at cost. Property and equipment acquired under capital leases are stated at the lower of the present value of minimum lease payments or fair market value at the inception of the lease. Property and equipment are depreciated to residual values using the straight-line method over the estimated useful lives of the assets, which generally range from four to 25 years for flight equipment and three to 32 years for other property and equipment. Leasehold improvements are generally amortized over the remaining period of the lease or the estimated service life of the related asset, whichever is less. Property and equipment under capital leases are amortized over the lease terms or the estimated useful lives of the assets.

        The Company accounts for certain airport leases under the Emerging Issues Task Force ("EITF") Issue No. 99-13, Application of EITF Issue No. 97-10, The Effect of Lessee Involvement in Asset Construction, and FASB Interpretation No. 23, Leases of Certain Property Owned by a Governmental Unit or Authority, to Entities that Enter into Leases with Governmental Entities, which requires the financing related to certain guaranteed airport construction projects committed to after September 23, 1999, to be recorded on the balance sheet. These capitalized expenditures of $150 million at December 31, 2001, are recorded in other property and equipment with the corresponding obligation included in long-term obligations under capital leases, and relate to airport improvements at Minneapolis-St. Paul, Memphis, and Seattle.

        Airframe and Engine Maintenance:    Routine maintenance, airframe and engine overhauls are charged to expense as incurred, except engine overhaul costs covered by third-party maintenance agreements, which are accrued on the basis of hours flown. Modifications that enhance the operating performance or extend the useful lives of airframes or engines are capitalized and amortized over the remaining estimated useful life of the asset.

        International Routes:    The Company's international routes result from the U.S.-Japan bilateral aviation agreement, which establishes rights to carry traffic between Japan and the U.S., and extensive "fifth freedom" rights between Japan and India, the South Pacific and other Asian destinations. "Fifth freedom" rights allow Northwest to operate service from any gateway in Japan to points beyond Japan and carry Japanese originating passengers. These rights have no termination date, and the Company has the supporting infrastructure (airport gates, slots and terminal facility leases) in place to operate air service to Japan from its U.S. hub airports indefinitely. Through the end of 2001, the international routes were amortized on a straight-line basis over 40 years. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets. SFAS 142 requires that companies test goodwill and indefinite lived intangible assets for impairment on an annual basis rather than amortize such assets. The Company adopted SFAS 142 on January 1, 2002, and as a result will no longer amortize its international routes and goodwill.

        During the first half of 2002, the Company will perform the required impairment tests of goodwill and indefinite lived intangible assets by comparing the carrying values to prices of similar assets in the market place or other appropriate valuation techniques. Any impairment recorded as a result of adopting this standard will be recorded as a change in accounting principle. Any subsequent impairment charge would be recorded as an operating expense. The effect, if any, of these tests on the earnings and financial position of the Company has not yet been determined.

        Impairment of Long-Lived Assets:    The Company evaluates long-lived assets for potential impairment in compliance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The Company records, in depreciation expense, impairment losses on long-lived assets used in operations when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

        In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 supersedes SFAS No. 121, but retains its fundamental provisions for recognition and measurement of the impairment of long-lived assets to be held and used and the measurement of long-lived assets to be disposed of by sale. The Company adopted the provisions of this statement on January 1, 2002, the implementation of which will have no material effect on the Company's results of operation or financial condition.

        The Company recorded non-cash impairment charges of $161 million to reflect reductions in the estimated market values of certain aircraft and related inventory in the third and fourth quarters of 2001 due to reduced demand resulting from the events of September 11, 2001. The impairment charge consisted of a $96 million write-down to market value of 25 Boeing 727 aircraft and five Boeing 747 freighter aircraft. The remaining $65 million of impairment charges related to seven non-operating aircraft that had been stored for future sale, two DC-9 aircraft and three Boeing 727 aircraft retired during 2001, and four Boeing 747-200 aircraft retired or scheduled to be retired by 2004. In reducing these net book values, the Company considered recent transactions involving sales of similar aircraft, outside appraisals and market trends in aircraft dispositions to determine the fair market value of these assets. These impairment charges, which were recorded in depreciation and amortization, also included a $9 million write-down of related spare parts to their estimated fair market value.

        In December 2000, the Company decided to accelerate the retirement of 21 DC10-40 and six DC10-30 aircraft, replacing them with recently ordered Airbus A330 and Boeing 757-300 aircraft. As a result of this decision, the Company recorded a non-cash fleet disposition charge of $125 million in depreciation and amortization. The Company considered recent transactions involving sales of similar aircraft and market trends in aircraft dispositions to reduce the net book value to reflect the fair market value of these assets. The fleet disposition charge included a $29 million write-down of related spare parts to their estimated fair market value.

        Frequent Flyer Program:    The estimated incremental cost of providing travel awards earned under Northwest's WorldPerks frequent flyer program is accrued. The Company also sells mileage credits to participating companies in its frequent flyer program. A portion of such revenue is deferred and amortized as transportation is provided.

        Operating Revenues:    Passenger and cargo revenues are recognized when the transportation is provided. The air traffic liability represents the estimated value of sold but unused tickets and is regularly evaluated by the Company.

        Advertising:    Advertising costs, included in other operating expenses, are expensed as incurred and were $98 million, $127 million and $124 million in 2001, 2000, and 1999, respectively.

        Employee Stock Options:    The Company uses the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for employee stock options. Under the intrinsic value method, compensation expense is recognized to the extent the market price of the common stock exceeds the exercise price of the stock option at the date of the grant.

        Foreign Currency:    Assets and liabilities denominated in foreign currency are remeasured at current exchange rates with resulting gains and losses generally included in net income. The Preferred Security (see Note 5) and other assets and liabilities associated with certain properties located outside of the U.S. whose cash flows are primarily in the local functional currency are translated at current exchange rates, with translation gains and losses recorded directly to accumulated other comprehensive income (loss), a component of common stockholders' equity (deficit).

        Income Taxes:    The Company accounts for income taxes utilizing the liability method. Deferred income taxes are primarily recorded to reflect the tax consequences of differences between the tax and financial reporting bases of assets and liabilities.

        Use of Estimates:    The preparation of Consolidated Financial Statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2—Earnings (Loss) Per Share Data

        The following table sets forth the computation of basic and diluted earnings (loss) per common share for the years ended December 31 (in millions, except share data):

	2001	2000	1999
Numerator:
Net income (loss) applicable to common stockholders for basic earnings (loss) per share	$(424)	$255	$299
Effect of dilutive securities—Series C Preferred Stock	—	1	1

Net income (loss) applicable to common stockholders after assumed conversions for diluted earnings (loss) per share	$(424)	$256	$300

Denominator:
Weighted-average shares outstanding for basic earnings (loss) per share	84,280,222	82,629,233	81,255,097
Effect of dilutive securities:
Series C Preferred Stock	—	6,941,938	7,378,216
Shares held in non-qualified rabbi trusts	—	2,183,978	3,031,275
Employee stock options	—	500,317	373,012

Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings (loss) per share	84,280,222	92,255,466	92,037,600

        For the year ended December 31, 2001, no incremental shares related to dilutive securities were added to the denominator because the inclusion of such shares would be anti-dilutive.

        For additional disclosures regarding the Series C Preferred Stock, shares held in rabbi trusts and employee stock options, see Notes 6 and 7.

Note 3—Long-Term Debt and Short-Term Borrowings

        Long-term debt as of December 31 consisted of the following (with interest rates as of December 31, 2001) (in millions):

	2001	2000
Unsecured notes due 2004 through 2039, 8.5% weighted-average rate(a)	$1,291	$990
Revolving Credit Facilities due 2005, 4.1%(b)	962	—
Pass-through trust certificates due through 2019, 7.8% weighted-average rate(c)	820	579
Equipment pledge notes due through 2013, 4.1% weighted-average rate(d)	654	300
Secured notes due through 2009, 3.2% weighted-average rate	339	349
Aircraft notes due through 2016, 6.0% weighted-average rate	315	331
NWA Trust No. 2 aircraft notes due through 2012, 9.8% weighted-average rate(e)	230	241
Sale-leaseback financing obligations due through 2020, 9.9% imputed rate(f)	219	223
NWA Trust No. 1 aircraft notes due through 2006, 8.6% weighted-average rate(g)	141	161
Other	80	68

Total debt	5,051	3,242
Less current maturities	223	191

Long-term debt	$4,828	$3,051

(a)
In March 1997, the Company issued $150 million of 8.375% notes due 2004 and $100 million of 8.70% notes due 2007. In March 1998, the Company issued $200 million of 7.625% notes due 2005 and $200 million of 7.875% notes due 2008. In April 1999, the Company issued $200 million of 8.52% notes due 2004. In August 1999, the Company completed the retail issuance of $143 million of 9.5% of senior unsecured quarterly interest bonds, maturing in 2039. These bonds may be redeemed by Northwest beginning in 2004 without penalty. In May 2001, the Company issued $300 million of 8.875% notes due 2006. Interest on the notes is payable semi-annually.

(b)
The Company's unsecured credit facilities were amended on October 23, 2001. The amended secured credit agreement consists of (i) a $725 million revolving facility ($13 million of which has been utilized as letters of credit as of December 31, 2001) available until October 2005, and (ii) a $250 million 364-day revolving credit facility expiring in October 2002 and renewable annually at the option of the lenders; however, to the extent any portion of the $250 million facility is not renewed for an additional 364-day period, the Company may borrow up to the entire non-renewed portion of the facility and such borrowings would then mature in October 2005. This credit agreement is secured by the Company's Pacific route system and certain aircraft. Borrowings under these secured credit facilities currently bear interest at a variable rate equal to the three-month London Interbank Offered Rate ("LIBOR") plus 2.0% (4.1% at December 31, 2001). Commitment fees are payable by the Company on the unused portion of the revolving credit facilities at a variable rate equal to .35% per annum at December 31, 2001, and are not considered material.

  The credit agreement contains certain financial covenants, including limitations on secured indebtedness (excluding secured indebtedness for new aircraft and airport facilities) and certain equity redemptions and dividends, as well as the requirement to maintain a certain level of liquidity.

(c)
In 1999, the Company completed public offerings of $795 million in pass-through certificates to finance seven Airbus A320, 14 Airbus A319 and 14 AVRO RJ85 aircraft. In June 2000, the Company completed a public offering of $522 million in pass-through trust certificates to finance 13 new Airbus A319 aircraft delivered in 2001 and to refinance six Boeing 757-200 aircraft delivered in 1996. In June 2001, the Company completed a pre-funded offering of $581 million of pass-through trust certificates to finance the acquisition of 14 aircraft consisting of nine new Airbus A319 aircraft, three new Boeing 757-300 aircraft and two new Boeing 747-400 aircraft scheduled for delivery between March and December 2002. In July 2001, the Company completed a public offering of $396 million in European pass-through trust certificates to finance nine new Airbus A319 aircraft and five new Airbus A320 aircraft delivered or scheduled for delivery beginning in November 2001 through July 2002.

  The pre-funded cash proceeds from the pass-through certificates were deposited with an escrow agent and are not assets or direct obligations of, or guaranteed by, the Company and are therefore not included in the Consolidated Financial Statements. As aircraft are delivered or refinanced, the Company utilizes the cash proceeds to finance these aircraft as secured debt financing for ownership or as non-recourse debt used for leveraged lease financing. If a leveraged lease is obtained for any aircraft, under which the aircraft would be acquired, then sold and leased back to Northwest, the debt associated with the aircraft becomes part of the lease and will not be a direct obligation of the Company or Northwest. Lease obligations for any lease that qualifies as an operating lease under SFAS No. 13 are disclosed in Note 4 to the Consolidated Financial Statements.

  At December 31, 2001, $820 million of the equipment notes underlying the pass-through certificates issued for 35 aircraft are direct obligations of Northwest. Interest on the pass-through certificates is payable semi-annually. At December 31, 2001, $886 million of the unused proceeds from the offerings were held in escrow and are not recorded as an asset or direct obligation of NWA Corp. or Northwest.

(d)
The equipment pledge notes include new financing completed during 2001 of $413 million for the acquisition of six Airbus A319 aircraft, one Airbus A320 aircraft and five Boeing 757 Aircraft. Interest on the notes is payable semi-annually.

(e)
In December 1994, the Company completed a structured aircraft financing transaction in which 13 Airbus A320 aircraft were transferred from Northwest (subject to existing indebtedness) to an owner trust (NWA Trust No. 2). The limited partnership, of which Northwest is the limited partner and Norbus, Inc. (an affiliate of Airbus Industrie A.I.E.) is the general partner, is the sole equity participant in the owner trust. All proceeds from the transaction were used to repay equipment pledge notes, which had previously been issued to finance the acquisition of these aircraft by Northwest. The aircraft were simultaneously leased back to Northwest.

  Financing of $352 million was obtained through the issuance of $176 million of 9.25% Class A Senior Aircraft Notes, $66 million of 10.23% Class B Mezzanine Aircraft Notes, $44 million of 11.30% Class C Mezzanine Aircraft Notes and $66 million of 13.875% Class D Subordinated Aircraft Notes. The Class D notes were repaid in December 1997. The notes are payable semi-annually from rental payments made by Northwest under the lease of the aircraft and are secured by the aircraft subject to the lease as well as the lease itself.

(f)
In March 1992, the Company completed agreements with the Minneapolis/St. Paul Metropolitan Airports Commission ("MAC") for the sale and leaseback of various corporate assets. The sale-leaseback agreements, which are accounted for as debt, call for increasing quarterly payments over a 30-year term and include a provision that gives the Company the option to repurchase the assets. The agreements with the MAC are part of a group of financing arrangements with the State of Minnesota and other government agencies.

  In January 2002, the MAC refinanced the debt that financed the MAC's original purchase of Northwest assets. The refinanced bonds carry an average coupon rate of 8.92%. The savings generated by this refinancing will be passed on to Northwest as reduced lease payments to the MAC.

(g)
In March 1994, Northwest consummated a financing transaction in which six Boeing 747-200 and four Boeing 757 aircraft were sold to an owner trust (NWA Trust No. 1) of which NWA Aircraft Finance, Inc., an indirect subsidiary of the Company, is the sole equity participant. A portion of the purchase price was financed through the issuance of $177 million of 8.26% Class A Senior Aircraft Notes and $66 million of 9.36% Class B Subordinated Aircraft Notes. The aircraft were simultaneously leased back to Northwest. The notes are payable semi-annually from rental payments made by Northwest under the lease of the aircraft and are secured by the aircraft subject to the lease as well as the lease itself.

        Maturities of long-term debt for the five years subsequent to December 31, 2001 are as follows (in millions):

2002	$223
2003	170
2004	517
2005	1,341
2006	469

        At December 31, 2001, the Company was in compliance with the covenants of all of its debt and lease agreements. Various assets, principally aircraft and route authorities, having an aggregate book value of $4.6 billion at December 31, 2001, were pledged under various loan agreements.

        The weighted-average interest rates on short-term borrowings outstanding at December 31 were 3.59%, 6.57% and 5.83% for 2001, 2000 and 1999, respectively.

        Cash payments of interest, net of capitalized interest, aggregated $307 million, $312 million and $342 million in 2001, 2000 and 1999, respectively.

        Manufacturer financing utilized in connection with the acquisition of aircraft was $21 million, $254 million and $658 million in 2001, 2000 and 1999, respectively. These amounts are considered non-cash transactions and are therefore excluded from proceeds from long-term debt and capital expenditures in the Consolidated Statements of Cash Flows. These amounts are included in the Consolidated Balance Sheets as long-term debt and flight equipment.

Note 4—Leases

        The Company leases under noncancelable operating leases certain aircraft, space in airport terminals, land and buildings at airports, ticket, sales and reservations offices, and other property and equipment, which expire in various years through 2030. Certain aircraft and portions of facilities are subleased under noncancelable operating leases expiring in various years through 2020.

        Rental expense for all operating leases for the years ended December 31 consisted of the following (in millions):

	2001	2000	1999
Gross rental expense	$811	$765	$650
Sublease rental income	(129)	(110)	(88)

Net rental expense	$682	$655	$562

        At December 31, 2001, Northwest leased 129 of the 428 aircraft it operates. Of these, 21 were capital leases and 108 were operating leases. Base term lease expiration dates range from 2002 to 2009 for aircraft under capital leases, and from 2002 to 2023 for aircraft under operating leases. Northwest's aircraft leases can generally be renewed for terms ranging from one to nine years at rates based on the aircraft's fair market value at the end of the lease term. Of the 129 aircraft lease agreements, 119 provide Northwest with purchase options during the lease, at the end of the lease, or both on terms that approximate fair market value.

Note 4—Leases (Continued)

        At December 31, 2001, future minimum lease payments under capital leases and noncancelable operating leases with initial or remaining terms of more than one year were as follows (in millions):

		Operating Leases
	Capital Leases
		Aircraft	Non-aircraft
2002	$287	$560	$147
2003	101	555	144
2004	75	547	132
2005	64	536	118
2006	50	545	114
Thereafter	527	4,799	850

	1,104	7,542	1,505
Less sublease rental income		411	26

Total minimum operating lease payments		$7,131	$1,479

Less amounts representing interest	518

Present value of future minimum capital lease payments	586
Less current obligations under capital leases	193

Long-term obligations under capital leases	$393

        The above table includes operating leases for 58 aircraft operated and leased by Pinnacle Airlines, Inc. ("Pinnacle Airlines"), which will be the new name of Express Airlines I, Inc., a wholly-owned subsidiary, and 74 aircraft operated by and subleased to Mesaba Aviation, Inc. ("Mesaba"). Base term lease expiration dates for Northwest range from 2002 to 2020. These aircraft leases can generally be renewed by Northwest for terms ranging from one to nine years at rates based on the aircraft's fair market value at the end of the lease term.

        The Company began utilizing the new Detroit Northwest WorldGateway in February 2002. Incremental airport space rentals associated with this facility are not included in the non-aircraft operating lease amounts above and approximate $5 million per year.

Note 5—Mandatorily Redeemable Preferred Security of Subsidiary Which Holds Solely Non-Recourse Obligation of Company

        In October 1995, the Company completed a restructuring of its yen-denominated non-recourse obligation secured by land and buildings the Company owns in Tokyo. A newly formed consolidated subsidiary of the Company (the "Subsidiary") entered into a Japanese business arrangement designated under Japanese law as a tokumei kumiai ("TK"). Pursuant to the TK arrangement, the holder of the non-recourse obligation restructured such obligation and then assigned title to and ownership of such obligation to the Subsidiary as operator under the TK arrangement in exchange for a preferred interest in the profits and returns of capital from the business of the Subsidiary (the "Preferred Security"). The restructured non-recourse obligation is the sole asset of the Subsidiary. As a result of this restructuring, the original holder of such non-recourse obligation ceased to be a direct creditor of the Company and the Company's obligation is reflected in the Company's Consolidated Balance Sheet as Mandatorily

Redeemable Preferred Security of Subsidiary Which Holds Solely Non-Recourse Obligation of Company. Northwest Airlines Holdings Corporation has guaranteed the obligation of the Subsidiary to distribute payments on the Preferred Security pursuant to the TK arrangement if and to the extent payments are received by the Subsidiary.

        The restructured obligation matures in three approximately equal annual installments due in 2005, 2006 and 2007. In addition to these installments, cash payments of interest and principal are made semi-annually throughout the term. The rate of interest varies from period to period and is capped at 6%. The obligation is non-recourse to the Company. The Company has the ability (exercisable at any time after September 30, 2001) to transfer the land and buildings in full satisfaction of all Company obligations related to the financing.

        The carrying value is being accreted over 12 years from October 1995 to the ultimate maturity value of 69.98 billion yen ($530 million based on the December 31, 2001 exchange rate). Such accretion is included as a component of interest of mandatorily redeemable preferred security holder.

Note 6—Preferred Redeemable and Common Stock

        Series C Preferred Stock:    As part of labor agreements reached in 1993, the Company issued to trusts for the benefit of participating employees 9.1 million shares of a new class of Series C cumulative, voting, convertible, redeemable preferred stock, par value of $.01 per share (the "Series C Preferred Stock") and 17.5 million shares of Common Stock and provided the union groups with three positions on the Board of Directors. NWA Corp. has authorized 25 million shares of Series C Preferred Stock. The Series C Preferred Stock ranks senior to Common Stock with respect to liquidation and certain dividend rights. As long as the Common Stock is publicly traded, no dividends accrue on the Series C Preferred Stock. Each share of the Series C Preferred Stock is convertible at any time into 1.364 shares of Common Stock. As of December 31, 2001, 4.2 million shares of Series C Preferred Stock have been converted into Common Stock and the remaining 4.9 million shares outstanding are convertible into 6.6 million shares of Common Stock. During 2001, 127,305 shares of Series C Preferred Stock were converted into 173,642 shares of Common Stock.

        All the outstanding shares of Series C Preferred Stock are required to be redeemed in 2003 for a pro rata share of actual wage savings ($228 million as of December 31, 2001). NWA Corp. has the option to redeem such shares in cash, by the issuance of additional Common Stock, or by the use of cash and stock. A decision to issue only additional Common Stock must be approved by a majority of the three directors elected by the holders of the Series C Preferred Stock. If NWA Corp. fails to redeem the Series C Preferred Stock, dividends will accrue at the higher of (i) 12% or (ii) the highest penalty rate on any then outstanding series of preferred stock, and the employee unions will receive three additional Board of Directors positions. The financial statement carrying value of the Series C Preferred Stock is being accreted over 10 years commencing August 1993 to the ultimate redemption amount. Prior to 2003, NWA Corp. at its option may redeem in whole or in part the Series C Preferred Stock at its liquidation value.

        Common Stock:    The Company was required to adopt the provisions of EITF Issue No. 97-14, Accounting for Deferred Compensation Arrangements Where Amounts Earned are Held in a Rabbi Trust, on September 30, 1998. As a result, the Company revised its consolidation of the assets and liabilities of the non-qualified rabbi trusts. The 141,021 and 1,998,806 shares of Common Stock as of December 31, 2001 and 2000, respectively, that are held in the trusts are recorded similar to treasury stock and the deferred compensation liability is recorded in other long-term liabilities. The Company elected to record the difference between the market value of the common shares and the historical cost of the shares in the trusts at the date of adoption as a credit to common stockholders' equity (deficit), net of tax. After the adoption date, but prior to settlement through either contribution to qualified trusts or diversification, increases or decreases in the deferred compensation liability will be recognized in earnings to the extent the Common Stock market price exceeds the average historical cost of the shares of $38.04 per share or falls below the September 30, 1998 price of $25.06 per share, respectively. For the purpose of computing diluted earnings per share, the shares held by the rabbi trusts are considered potentially dilutive securities. The Company has classified the diversified assets held by the rabbi trusts as trading and recorded them at fair market value.

        Stockholder Rights Plan:    Pursuant to the Stockholder Rights Plan (the "Rights Plan"), each share of Common Stock has attached to it a right and, until the rights expire or are redeemed, each new share of Common Stock issued by NWA Corp., including the shares of Common Stock into which the Series C Preferred Stock is convertible, will include one right. Upon the occurrence of certain events, each right entitles the holder to purchase one one-hundredth of a share of Series D Junior Participating Preferred Stock at an exercise price of $150, subject to adjustment. The rights become exercisable only after any person or group (other than the trusts holding Common Stock for the benefit of employees) acquires beneficial ownership of 19% or more (25% or more in the case of certain Institutional Investors) of NWA Corp.'s "outstanding" Common Stock (as defined in the Rights Plan) or commences a tender or exchange offer that would result in such person or group acquiring beneficial ownership of 19% or more (25% or more in the case of certain Institutional Investors) of NWA Corp.'s outstanding Common Stock. If any person or group acquires beneficial ownership of 19% or more (25% or more in the case of certain Institutional Investors) of NWA Corp.'s outstanding Common Stock, the holders of the rights (other than the acquiring person or group) will be entitled to receive, upon exercise of the rights, Common Stock of NWA Corp. having a market value of two times the exercise price of the right. In addition, if after the rights become exercisable NWA Corp. is involved in a merger or other business combination or sells more than 50% of its assets or earning power, each right will entitle its holder (other than the acquiring person or group) to receive common stock of the acquiring company having a market value of two times the exercise price of the rights. The rights expire on November 16, 2005 and may be redeemed by NWA Corp. at a price of $.01 per right prior to the time they become exercisable.

Note 7—Stock Options

        NWA Corp. has stock option plans for officers and key employees of the Company. Options generally become exercisable in equal annual installments over four or five years and expire 10 years from the date of the grant. NWA Corp.'s policy is to grant options with the exercise price equal to the market price of the Common Stock on the date of grant. To the extent options are granted with an exercise price less than the market price on the date of the grant, compensation expense is recognized over the vesting period of the grant.

        Following is a summary of stock option activity for the years ended December 31 (shares in thousands):

	2001		2000		1999
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	6,235	$29.94	5,067	$31.79	4,059	$32.41
Granted	3,454	17.98	1,959	25.05	1,499	29.75
Forfeited	(850)	29.61	(620)	33.67	(428)	33.16
Exercised	(82)	14.76	(171)	15.05	(63)	14.29

Outstanding at end of year	8,757	25.40	6,235	29.94	5,067	31.79
Exercisable at end of year	3,259	30.60	2,425	30.28	2,252	27.78
Reserved for issuance	21,815		16,806		10,948
Available for future grants	7,150		5,613		2,092

At December 31, 2001:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
$4.740 to $25.125	5,483	8.3 years	$18.75	1,153	$17.50
25.406 to 39.375	2,515	6.5	33.49	1,531	34.69
40.000 to 64.406	759	5.9	46.63	575	45.95

        The weighted-average fair value of options granted during 2001, 2000 and 1999 is $6.96, $10.77 and $11.84 per option, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option-pricing model assuming weighted-average risk-free interest rates of 4.5%, 6.4% and 5.1% for 2001, 2000 and 1999, respectively, and expected lives of six years and volatility of 30% for all years presented.

        In September 1998, in conjunction with the labor agreement reached between Northwest and the Air Line Pilots Association, International, NWA Corp. established the 1998 Pilots Stock Option Plan (the "Pilot Plan"). The Company has reserved for issuance 2.5 million shares of Common Stock under the Pilot Plan.

        Following is a summary of the Pilot Plan activity for the years ended December 31 (shares in thousands):

	2001		2000		1999
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	1,987	$27.08	1,497	$26.81	1,000	$27.88
Granted	500	19.62	500	27.88	500	24.69
Exercised	(1)	26.33	(10)	26.82	(3)	27.79

Outstanding at end of year	2,486	25.58	1,987	27.08	1,497	26.81

        All outstanding options are exercisable at December 31, 2001 and the weighted-average remaining contractual life was 7.9 years. The weighted-average fair value of options granted during 2001, 2000 and 1999 is $7.37, $11.56 and $10.20 per option, respectively. The fair value of each option grant is estimated as of the date of grant using the Black-Scholes single option-pricing model assuming weighted-average risk-free interest rates of 4.1%, 5.9% and 5.8% for 2001, 2000 and 1999, respectively, an expected life of six years and volatility of 30%.

        The Company has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock Based Compensation. Had the Company recorded compensation expense using the fair value method prescribed by SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below:

	2001	2000	1999
Net income (loss) (in millions):	$(433)	$244	$290
Earnings (loss) per share:
Basic	$(5.14)	$2.95	$3.56
Diluted	$(5.14)	$2.65	$3.15

        Shares of restricted stock were awarded at no cost to certain officers and key employees in 2001, 2000 and 1999. These shares are subject to forfeiture and will be issued when vested. Unearned compensation, representing the fair market value of the stock on the measurement date, is amortized over the four-year vesting period. As of December 31, 2001, 910,186 shares were outstanding and not vested.

        A long-term incentive performance plan was established in 2000 under which 464,000 phantom stock units were awarded to certain key officers and continued in 2001 with 492,496 phantom stock units awarded. The units vest over five performance periods upon satisfaction of certain established performance standards. Each unit represents the right to receive a cash payment equal to the market price of the Company's stock as defined in the plan. The fair value of the performance units is equal to the market price on the date of grant, which was $24.55 and $24.69 for the 2001 and 2000 grants.

Note 8—Accumulated Other Comprehensive Income (Loss)

        The following table sets forth information with respect to accumulated other comprehensive income (loss) ("OCI") (in millions):

	Foreign Currency Translation Adjustment	Deferred Gain (Loss) on Hedging Activities	Minimum Pension Liability Adjustment	OCI of Affiliated Companies	Unrealized Gain on Investments	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 1999	$(41)	$(21)	$(6)	$—	$—	$(68)
Before tax amount	(8)	82	9	(5)	15	93
Tax effect	3	(30)	(3)	2	(6)	(34)

Net-of-tax amount	(5)	52	6	(3)	9	59
Balance at December 31, 1999	(46)	31	—	(3)	9	(9)
Before tax amount	11	3	(30)	13	9	6
Tax effect	(4)	(1)	11	(5)	(3)	(2)

Net-of-tax amount	7	2	(19)	8	6	4
Balance at December 31, 2000	(39)	33	(19)	5	15	(5)
Before tax amount	14	(3)	(452)	(8)	(23)	(472)
Tax effect	(5)	1	165	3	8	172

Net-of-tax amount	9	(2)	(287)	(5)	(15)	(300)

Balance at December 31, 2001	$(30)	$31	$(306)	$—	$—	$(305)

Note 9—Income Taxes

        Income tax expense (benefit) consisted of the following for the years ended December 31 (in millions):

	2001	2000	1999
Current:
Federal	$(103)	$57	$75
Foreign	2	1	3
State	1	6	3

	(100)	64	81
Deferred:
Federal	(118)	110	98
Foreign	(5)	(1)	(2)
State	(24)	6	10

	(147)	115	106

Total income tax expense (benefit)	$(247)	$179	$187

        Reconciliations of the statutory rate to the Company's income tax expense (benefit) for the years ended December 31 are as follows (in millions):

	2001	2000	1999
Statutory rate applied to income (loss) before income taxes	$(235)	$152	$171
Add (deduct):
State income tax expense (benefit) net of federal benefit	(24)	7	8
Non-deductible meals and entertainment	10	11	9
Adjustment to income tax accruals	6	5	—
Other	(4)	4	(1)

Total income tax expense (benefit)	$(247)	$179	$187

        The net deferred tax liabilities listed below include a current net deferred tax asset of $122 million and $108 million and a long-term net deferred tax liability of $1.01 billion and $1.35 billion as of December 31, 2001 and 2000, respectively.

        Significant components of the Company's net deferred tax liability as of December 31 were as follows (in millions):

	2001	2000
Deferred tax assets:
Expenses not yet deducted for tax purposes	$376	$341
Pension and postretirement benefits	413	180
Gains from the sale-leaseback of aircraft	154	165
Rent expense	93	90
Travel award programs	48	55
Leases capitalized for financial reporting purposes	41	52
Net operating loss carryforwards	20	—
Alternative minimum tax credit carryforwards	62	43
Other tax credit carryforwards	23	2

Total deferred tax assets	1,230	928
Deferred tax liabilities:
Accounting basis of assets in excess of tax basis	1,779	1,744
Expenses other than accelerated depreciation and amortization	323	412
Other	11	17

Total deferred tax liabilities	2,113	2,173

Net deferred tax liability	$883	$1,245

        The Company has certain federal tax deferred assets available for use in the regular tax system or the alternative minimum tax ("AMT") system. The deferred assets available for utilization in the regular system include: AMT credits of $62 million, net operating loss carryforwards of $28 million, general business credits of $9 million and foreign tax credits of $7 million. The deferred assets available for utilization in the AMT system are: net operating loss carryforwards of $85 million and foreign tax credits of $7 million. AMT credits available for use in the regular system have an unlimited carryforward period and all other tax deferred assets in both systems are available for carryforward to years beyond 2001, expiring in 2003 through 2021.

        The Company also has the following tax deferred assets available at December 31, 2001 for use in certain states: net operating losses with tax benefit value of approximately $10 million available for carryover and state job credit carryovers of $7 million both available for carryforward to years beyond 2001, expiring in 2006 through 2021.

Note 10—Commitments

        The Company's firm aircraft orders for 94 new aircraft to be operated by Northwest consists of scheduled deliveries for 24 Airbus A330 aircraft from 2003 through 2006, eight Airbus A320 aircraft from 2002 through 2004, 41 Airbus A319 aircraft from 2002 through 2003, 19 Boeing 757-200/300 aircraft from 2002 through 2003 and two Boeing 747-400 aircraft in 2002. Eight of the A330 aircraft orders may be cancelled. As of December 31, 2001, the Company also had firm orders for 99 Bombardier CRJ200/440 aircraft, which will be leased or subleased to and operated by Northwest Airlink regional carriers. The Company has the right to defer the scheduled delivery of certain aircraft listed above for up to a maximum of four years. The Company has the option to finance the CRJ200/440 aircraft through long-term operating lease commitments from the manufacturer.

        Committed expenditures for these aircraft and related equipment, including estimated amounts for contractual price escalations and predelivery deposits, will be approximately $2.01 billion in 2002, $2.05 billion in 2003, $1.38 billion in 2004, $1.31 billion in 2005, $220 million in 2006 and $33 million in 2007. Consistent with prior practice, the Company intends to finance its aircraft deliveries through a combination of internally generated funds, debt and long-term lease financings. Financing commitments available for use by the Company are in place for all of the aircraft on order.

Note 11—Contingencies

        The Company is involved in a variety of legal actions relating to antitrust, contract, trade practice, environmental and other legal matters pertaining to the Company's business. While the Company is unable to predict the ultimate outcome of these legal actions, it is the opinion of management that the disposition of these matters will not have a material adverse effect on the Company's Consolidated Financial Statements taken as a whole.

Note 12—Pension and Other Postretirement Health Care Benefits

        The Company has several noncontributory pension plans covering substantially all of its employees. The benefits for these plans are based primarily on years of service and, in some cases, employee compensation. It is the Company's policy to annually fund at least the minimum contribution as required by the Employee Retirement Income Security Act of 1974. In 2000, the Company made contributions of $36 million in excess of its minimum requirement. The Company did not make any excess contributions in 2001 or 1999.

Note 12—Pension and Other Postretirement Health Care Benefits (Continued)

        The Company sponsors various contributory and noncontributory medical, dental and life insurance benefit plans covering certain eligible retirees and their dependents. The expected future cost of providing such postretirement benefits is accrued over the service life of active employees. Retired employees are not offered Company-paid medical and dental benefits after age 64, with the exception of certain employees who retired prior to 1987 and receive lifetime Company-paid medical and dental benefits. Prior to age 65, the retiree share of the cost of medical and dental coverage is based on a combination of years of service and age at retirement. Medical and dental benefit plans are unfunded and costs are paid as incurred. The pilot group is provided Company-paid life insurance coverage in amounts which decrease based on age at retirement and age at time of death.

        On June 1, 2000, the Company amended the pension plan of contract employees represented by the International Brotherhood of Teamsters ("IBT"). The plan amendment resulted in an 85% benefit level increase for IBT workers and is retroactive to participants who terminated after December 31, 1992. The plan liability was remeasured as of June 30, 2000 at a discount rate of 8.2% and resulted in increases to pension expense on a prorated basis for 2000 of $13 million and on an annual basis of $30 million.

        On May 11, 2001, the Company amended the pension plan of contract employees represented by the Aircraft Mechanics Fraternal Association ("AMFA"). The plan amendment resulted in a benefit level increase of 113% for mechanics and 84% for cleaners and custodians. The amended benefit increases are retroactive to participants who terminated after October 2, 1996 and to certain participants that retired after April 30, 1992, subject to specific criteria. The plan liability was remeasured as of June 30, 2001 at a discount rate of 7.9% and resulted in increases to pension expense on a prorated basis for 2001 of $30 million and on an annual basis of $59 million.

        The following is a reconciliation of the beginning and ending balances of the benefit obligation and the fair value of plan assets (in millions):

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
Change in benefit obligation:
Benefit obligation at beginning of year	$5,491	$4,647	$531	$391
Service cost	188	149	19	14
Interest cost	451	397	40	32
Plan amendments	356	157	16	23
Actuarial loss (gain) and other	497	381	73	96
Benefits paid	(309)	(240)	(32)	(25)

Benefit obligation at end of year	6,674	5,491	647	531

Change in plan assets:
Fair value of plan assets at beginning of year	5,005	5,166	5	5
Actual return on plan assets	(370)	(7)	—	—
Employer contributions	73	86	32	25
Benefits paid	(309)	(240)	(32)	(25)

Fair value of plan assets at end of year	4,399	5,005	5	5

Funded status—underfunded	(2,275)	(486)	(642)	(526)
Unrecognized net actuarial loss (gain)	1,082	(280)	234	166
Unrecognized prior service cost	905	630	48	36

Net amount recognized	$(288)	$(136)	$(360)	$(324)

        Amounts recognized in the Consolidated Balance Sheets as of December 31 were as follows (in millions):

	Pension Benefits		Other Benefits
	2001	2000	2001	2000
Prepaid benefit cost	$6	$89	$—	$—
Intangible asset	943	376	—	—
Accrued benefit liability	(1,719)	(631)	(360)	(324)
Accumulated other comprehensive loss	482	30	—	—

Net amount recognized	$(288)	$(136)	$(360)	$(324)

        The Company's pension plans with accumulated benefit obligations in excess of plan assets as of December 31 were as follows (in millions):

	2001	2000
Projected benefit obligation	$6,661	$2,064
Accumulated benefit obligation	6,086	1,923
Fair value of plan assets	4,384	1,450

        Weighted-average assumptions for pension and other benefits as of December 31 were as follows:

	2001	2000	1999
Discount rate	7.5%	7.9%	8.2%
Rate of future compensation increase	3.9%	3.9%	3.9%
Expected long-term return on plan assets	10.5%	10.5%	10.5%

        For measurement purposes, an 8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2002. The rate was assumed to decrease .5% per year for six years to 5% in 2008 and remain at that level thereafter.

        The components of net periodic cost of defined benefit plans included the following (in millions):

	Pension Benefits			Other Benefits
	2001	2000	1999	2001	2000	1999
Service cost	$188	$149	$167	$19	$14	$14
Interest cost	451	397	363	40	32	27
Expected return on plan assets	(514)	(468)	(403)	—	(1)	(1)
Amortization of prior service cost	75	55	46	3	1	1
Recognized net actuarial loss and other events	31	1	21	6	2	3

Net periodic benefit cost	$231	$134	$194	$68	$48	$44

        Assumed health care cost trend rates have a significant impact on the amounts reported under other benefits, above, for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects (in millions):

	One-Percentage- Point Increase	One-Percentage- Point Decrease
Effect on total of service and interest cost components	$8	$(7)
Effect on accumulated postretirement benefit obligations	68	(59)

Note 13—Related Party Transactions

        Continental Airlines, Inc.:    On November 20, 1998, the Company issued 2.6 million shares of Common Stock and paid $399 million in cash to acquire the beneficial ownership of approximately 8.7 million shares of Class A Common Stock of Continental. Northwest and Continental also entered into a 13-year global strategic commercial alliance that connects the two carriers' networks and includes extensive code-sharing (the joint designation of flights under the Northwest "NW" code and the Continental "CO" code), frequent flyer program reciprocity and other cooperative activities. In connection with the Company's investment in Continental and Northwest's alliance with Continental, the Company entered into agreements with Continental which contained certain restrictions on the Company's ability to vote shares of Continental common stock, to acquire additional shares of

Continental common stock and to affect the composition and conduct of Continental's Board of Directors for a 10-year period. Due to the restrictions in these agreements, the Company accounted for its investment under the equity method and recognized its interest in Continental's earnings on a one-quarter lag. The difference between the cost of the Company's investment and the proportionate share of the underlying equity of Continental of $319 million was being amortized over 40 years.

        On January 22, 2001, pursuant to an agreement reached in November 2000, (i) the Company sold to Continental approximately 6.7 million shares of the Continental Class A Common Stock held by the Company for $450 million in cash; (ii) subsequently, Continental effected a recapitalization as a result of which the Company's remaining 2.0 million shares of Continental Class A Common Stock were converted into 2.6 million shares of Continental Class B Common Stock; (iii) the Company and Continental extended the term of their alliance agreement through 2025; and (iv) Continental issued to the Company a special series of preferred stock that gives the Company the right to block certain business combinations and similar change of control transactions involving Continental and a third-party major air carrier during the term of the alliance agreement. The preferred stock is subject to redemption by Continental in certain events, including a change of control of the Company. The Company also entered into a revised standstill agreement that contains certain restrictions on the Company's ability to vote and acquire additional shares of Continental common stock. In December 2000, the Company recorded a $26 million loss in other non-operating income (expense) as a result of the sale of the 6.7 million Class A shares to Continental. At December 31, 2000, the remaining 2.6 million Class B shares were being accounted for as marketable securities and $15 million was recorded in unrealized gains in accumulated other comprehensive income (loss). In February 2001, the Company sold the remaining 2.6 million Class B shares for $132 million, as a result of which a pre-tax gain of $27 million was recorded ($11 million after tax or $.13 per common share).

        Mesaba Holdings, Inc.:    The Company owns 27.9% of the common stock of Mesaba Holdings, Inc., the holding company of Mesaba, a Northwest Airlink carrier. The Company also has warrants to acquire Mesaba Holdings, Inc. common stock, none of which were in-the-money as of December 31, 2001. The Company accounts for its investment in Mesaba using the equity method.

        Northwest and Mesaba signed a 10-year Airline Services Agreement ("ASA") effective July 1, 1997, under which Northwest determines Mesaba's commuter aircraft scheduling and fleet composition. The ASA is structured as a capacity purchase agreement under which Northwest pays Mesaba to operate the flights on Northwest's behalf and Northwest is entitled to all revenues associated with those flights. Under this agreement, Northwest paid Mesaba $398 million, $442 million and $368 million for the years ended December 31, 2001, 2000 and 1999, respectively. These payments are recorded on a net basis as a reduction to passenger revenues. The Company had a payable to Mesaba of $48 million and $22 million as of December 31, 2001 and 2000, respectively. As of December 31, 2001, the Company has leased 49 Saab 340 aircraft, which are in turn subleased to Mesaba. In addition, as of December 31, 2001, the Company has leased 11 owned and subleased 25 leased AVRO regional jet aircraft to Mesaba under a Regional Jet Services Agreement consummated in October 1996.

        Worldspan:    The Company owns a 33.7% interest in WORLDSPAN, L.P., an affiliate that provides computer reservations services, which it accounts for using the equity method.

        NWA Funding, LLC ("NWF"):    In December 1999, a Receivables Purchase Agreement (the "Agreement") was executed by Northwest, NWF, a wholly-owned, non-consolidated subsidiary of the

Company, and a certain third-party purchaser (the "Purchaser") pursuant to a securitization transaction. Northwest sold $3.14 billion, $3.68 billion and $122 million of accounts receivable on a non-recourse basis to NWF during 2001, 2000 and 1999, respectively. The amount of loss recognized related to receivables securitized at December 31, 2001, was not material. NWF maintained a variable undivided interest in these receivables and was subject to losses on its share of the receivables and, accordingly, maintained an allowance for doubtful accounts. The agreement was a five-year $85 million revolving receivable purchase facility allowing Northwest to sell additional receivables to NWF and NWF to sell variable undivided interests in these receivables to the Purchaser. The fair value of securitized receivables was estimated from the anticipated future cash flows. The Company records the discount on the sale of receivables and its interest in NWF's earnings in other non-operating income (expense). The Agreement provided for the early termination of the Agreement upon occurrence of certain events, including a trigger caused by high passenger refunds as a percentage of sales and a downgrade in the Company's unsecured credit rating, both of which occurred following the events of September 11, 2001. As a result of the termination event, on January 3, 2002, NWF's outstanding revolving facility of $61 million was paid in full and terminated.

        Orbitz:    The Company owns a 15.6% interest in Orbitz, LLC, an affiliate that provides a travel Web site for consumers providing airfares, rental cars, hotel rooms and more. The Company accounts for Orbitz using the equity method and recognized a $23 million loss in 2001, which represents the Company's share of Orbitz losses.

Note 14—Risk Management and Financial Instruments

        The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which requires the Company to recognize all derivatives on the balance sheet at fair value. The Company uses derivatives as cash flow hedges to manage the price risk of fuel and its exposure to foreign currency fluctuations. SFAS No. 133 requires that for cash flow hedges, which hedge the exposure to variable cash flows of a forecasted transaction, the effective portion of the derivative's gain or loss be initially reported as a component of other comprehensive income (loss) in the equity section of the balance sheet and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the derivative's gain or loss is reported in earnings immediately.

        Risk Management:    The Company principally uses derivative financial instruments to manage specific risks and does not hold or issue them for trading purposes. The notional amounts of financial instruments summarized below did not represent amounts exchanged between parties and, therefore, are not a measure of the Company's exposure resulting from its use of derivatives.

        Foreign Currency:    The Company is exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated operating revenues and expenses. The Company's largest exposure comes from the Japanese yen. In 2001, the Company's yen-denominated net cash inflow was approximately 34 billion yen ($369 million).

        From time to time the Company uses forward contracts, collars or put options to hedge a portion of its anticipated yen-denominated sales. The changes in market value of such instruments have historically been highly effective at offsetting exchange rate fluctuations in yen-denominated sales. At December 31, 2001, the Company recorded $35 million of unrealized gains in accumulated other comprehensive income (loss) as a result of forward contracts to sell 53.10 billion yen ($464 million) at an average forward rate of 114 yen per dollar with various settlement dates through December 2002. These forward contracts hedge approximately 60% of the Company's anticipated 2002 yen-denominated sales. Hedging gains or losses are recorded in revenue when transportation is provided. The Japanese yen financial instruments utilized to hedge net yen-denominated cash flows resulted in gains of $85 million and $23 million in 2001 and 2000, respectively, and losses of $14 million in 1999.

        Counterparties to these financial instruments expose the Company to credit loss in the event of nonperformance, but the Company does not expect any of the counterparties to fail to meet their obligations. The amount of such credit exposure is generally the unrealized gains, if any, in such contracts. To manage credit risks, the Company selects counterparties based on credit ratings, limits exposure to a single counterparty and monitors the market position with each counterparty. It is the Company's policy to participate in foreign currency hedging transactions with a maximum span of 25 months.

        Aircraft Fuel:    The Company is exposed to the effect of changes in the price and availability of aircraft fuel. In order to provide a measure of control over price and supply, the Company trades and ships fuel and maintains fuel storage facilities to support its flight operations. To further manage the price risk of fuel costs, the Company primarily utilizes futures contracts traded on regulated futures exchanges and fuel swap agreements. The changes in market value of such contracts have historically been highly effective at offsetting fuel price fluctuations. It is the Company's policy to participate in hedging transactions with a maximum span of 12 months.

        At December 31, 2001, the Company recorded a nominal amount of unrealized gains in accumulated other comprehensive income (loss) as a result of the fuel hedge contracts, which if realized, will be recorded in fuel expense when the related fuel inventory is utilized in 2002. As of December 31, 2001, the Company had hedged approximately 9% of it's first quarter 2002 fuel requirements in the form of short-term contracts to secure ongoing operating supplies.

        Interest Rates:    The Company used financial instruments to hedge its exposure to interest rate fluctuations on the variable rate portion of its pass-through certificates issued in 2000 and 2001 and rate resets on A320 aircraft financing during the fourth quarter of 2001. As of December 31, 2001, the Company has $4 million of unrealized losses in accumulated other comprehensive income (loss) which is amortized over the term of the related obligations.

        Equant N.V.:    Equant N.V. is an international provider of data network services to multinational businesses, including desktop communications, network services, equipment installation, software development and others. During 1999, the Company sold a portion of its investment for a gain of $48 million ($30 million after tax or $.33 per diluted share). During 2001, the Company sold its remaining investment for a gain of $9 million ($6 million after tax or $.07 per common share).

        priceline.com:    During 1999, the Company entered into agreements with priceline.com, Inc. to provide ticket inventory for sale through priceline.com's Internet site. As part of the agreements, the Company received warrants for 2,062,500 shares with various vesting requirements. During 1999, the Company exercised 312,500 warrants to purchase 296,354 shares, which were recorded as available for sale investments at December 31, 1999. During 2000, the Company sold its shares outstanding from 1999, additional shares converted from warrants exercised during 2000 and a portion of its remaining warrants for a combined gain of $58 million ($36 million after tax or $.40 per diluted share). During 2001, the remaining 625,000 warrants were sold for a nominal gain.

        Fair Values of Financial Instruments:    Cash equivalents are carried at cost and consisted primarily of unrestricted money market funds as of December 31, 2001. These instruments approximate fair value due to their short maturity.

        The Company classifies investments with a remaining maturity of more than three months on their acquisition date that are expected to be sold or called by the issuer within the next year, and those temporarily restricted, as short-term investments. The carrying values of such investments approximate fair value due to their short maturity. Restricted short-term investments consist primarily of money market funds. During 2001, there were no purchases or sales of short-term investments classified as available-for-sale. During 2000, there were no purchases of short-term investments classified as available-for-sale securities and proceeds from sales of such securities were $18 million.

        The financial statement carrying values and estimated fair values of the Company's financial instruments, including current maturities, as of December 31 were (in millions):

	2001		2000
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-Term Debt	$5,051	$4,692	$3,242	$3,286
Mandatorily Redeemable Preferred Security of Subsidiary	492	513	558	506
Series C Preferred Stock	227	202	232	243

        The fair values of the Company's long-term debt were estimated using quoted market prices, where available. For long-term debt not actively traded and the Preferred Security, fair values were estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rates for similar types of securities. The fair value of the Series C Preferred Stock shares was estimated using current market value of the Common Stock and the Black-Scholes option pricing model.

Note 15—Segment Information

        The Company is managed as one cohesive business unit, of which revenues are derived primarily from the commercial transportation of passengers and cargo. Operating revenues from flight segments serving a foreign destination are classified into the Pacific or Atlantic regions, as appropriate. The following table shows the operating revenues for each region for the years ended December 31 (in millions):

	2001	2000	1999
Domestic	$6,726	$7,459	$6,833
Pacific, principally Japan	2,144	2,650	2,280
Atlantic	1,035	1,131	1,020

Total operating revenues	$9,905	$11,240	$10,133

        The Company's tangible assets consist primarily of flight equipment, which are utilized across geographic markets and therefore have not been allocated.

Note 16—Quarterly Financial Data (Unaudited)

        Unaudited quarterly results of operations for the years ended December 31 are summarized below (in millions, except per share amounts):

	1st Quarter		2nd Quarter	3rd Quarter		4th Quarter
2001:
Operating revenues		$2,611	$2,715		$2,594	$1,985
Operating loss		(236)	(36)		(155)	(441)
Net income (loss)		$(171)	$(55)		$19	$(216)

Basic earnings (loss) per common share		$(2.05)	$(.65)	$	..22	$(2.55)

Diluted earnings (loss) per common share		$(2.05)	$(.65)	$	..20	$(2.55)

2000:
Operating revenues		$2,509	$2,885		$3,141	$2,705
Operating income (loss)		(3)	252		354	(34)
Net income (loss)		$3	$115		$207	$(69)

Basic earnings (loss) per common share	$	..03	$1.40		$2.49	$(.84)

Diluted earnings (loss) per common share	$	..03	$1.26		$2.23	$(.84)

        The sum of the quarterly earnings per share amounts may not equal the annual amount reported since per share amounts are computed independently for each quarter and for the full year based on respective weighted-average common shares outstanding and other dilutive potential common shares.

Note 17—Subsequent Events (Unaudited)

        Initial Public Offering Of Regional Airline Subsidiary:    On February 25, 2001, Pinnacle Airlines Corp. ("Pinnacle Corp.") filed a registration statement with the Securities and Exchange Commission for an initial public offering of Pinnacle Corp. common stock. Pinnacle Corp. was incorporated in Delaware on January 10, 2002 for the sole purpose of becoming a holding company of Pinnacle Airlines. Immediately prior to the consummation of the offering, the Company will transfer all of the outstanding stock of Pinnacle Airlines to Pinnacle Corp. in exchange for all of the outstanding common stock of Pinnacle Corp., one share of Series A preferred stock of Pinnacle Corp. and a $150 million note issued by Pinnacle Corp. The Company will be the sole selling stockholder in the offering and will receive all of the net proceeds of the offering. After the offering is complete, the Company will own 13% of Pinnacle Corp.'s outstanding common stock if the over-allotment option granted to the underwriters is not exercised. If the over-allotment option is exercised in full, the Company will not own any shares of Pinnacle Corp.

        Effective March 1, 2002, the Company entered into a new Airline Services Agreement ("ASA") with Pinnacle Airlines. The new ASA is a capacity purchase agreement, similar to the agreement previously held with Pinnacle Airlines, where Pinnacle Airlines operates flights on behalf of the Company and is compensated at specified rates for each completed block hour and cycle, as well as for specified fixed costs based on the size of its fleet. The Company also reimburses Pinnacle Airlines for specified expenses, such as fuel and aviation insurance. The Company continues to control the scheduling, pricing, reservations, ticketing, and seat inventories and is entitled to all revenues associated with the operation of Pinnacle Airlines' aircraft under the new ASA.

        Excluding the actual results of operations of Pinnacle Airlines, the Company's net income (loss) would have been $(437) million, $247 million and $297 million for 2001, 2000 and 1999, respectively.

        The Company intends to use the proceeds from the initial public offering for general corporate purposes. The amount and timing of the sale will depend on future market conditions.

Note 18—Condensed Consolidating Financial Statements

        The following tables present condensed consolidating financial information for: (i) Northwest, the principal indirect subsidiary of NWA Corp., the holding company, (ii) on a combined basis, NWA Corp. and all other subsidiaries of NWA Corp., and (iii) NWA Corp. on a consolidated basis. The principal consolidating adjustment entries eliminate investments in subsidiaries and inter-company balances and transactions.

Condensed Consolidating Statements of Operations for the years ended December 31 (in millions):

	Northwest	Other Subsidiaries	Consolidating Adjustments	NWA Corp. Consolidated
2001:
Operating revenues	$9,445	$639	$(179)	$9,905
Operating expenses	10,346	592	(165)	10,773

Operating income (loss)	(901)	47	(14)	(868)
Other income (expense)	150	(1,284)	1,332	198

Loss before income taxes	(751)	(1,237)	1,318	(670)
Income tax expense (benefit)	(267)	20	—	(247)

Net loss	$(484)	$(1,257)	$1,318	$(423)

2000:
Operating revenues	$10,844	$615	$(219)	$11,240
Operating expenses	10,290	586	(205)	10,671

Operating income	554	29	(14)	569
Other income (expense)	(215)	821	(740)	(134)

Income before income taxes	339	850	(754)	435
Income tax expense	138	41	—	179

Net income	$201	$809	$(754)	$256

1999:
Operating revenues	$9,790	$559	$(216)	$10,133
Operating expenses	9,122	489	(192)	9,419

Operating income	668	70	(24)	714
Other income (expense)	(296)	896	(827)	(227)

Income before income taxes	372	966	(851)	487
Income tax expense	149	38	—	187

Net income	$223	$928	$(851)	$300

Condensed Consolidating Statements of Cash Flows for the years ended December 31 (in millions):

	Northwest	Other Subsidiaries	Consolidating Adjustments	NWA Corp. Consolidated
2001:
Net cash flows from operating activities	$477	$169	$—	$646
Net cash flows from investing activities	(1,291)	569	(8)	(730)
Net cash flows from financing activities	2,627	(732)	8	1,903

Increase in cash and cash equivalents	1,813	6	—	1,819
Cash and cash equivalents at beginning of period	659	34	—	693

Cash and cash equivalents at end of period	$2,472	$40	$—	$2,512

2000:
Net cash flows from operating activities	$783	$110	$—	$893
Net cash flows from investing activities	(540)	(32)	(7)	(579)
Net cash flows from financing activities	(319)	(58)	7	(370)

Increase (decrease) in cash and cash equivalents	(76)	20	—	(56)
Cash and cash equivalents at beginning of period	735	14	—	749

Cash and cash equivalents at end of period	$659	$34	$—	$693

1999:
Net cash flows from operating activities	$1,057	$202	$—	$1,259
Net cash flows from investing activities	(954)	215	(234)	(973)
Net cash flows from financing activities	194	(445)	234	(17)

Increase (decrease) in cash and cash equivalents	297	(28)	—	269
Cash and cash equivalents at beginning of period	438	42		480

Cash and cash equivalents at end of period	$735	$14	$—	$749

Condensed Consolidating Balance Sheets as of December 31, 2001 (in millions):

	Northwest	Other Subsidiaries	Consolidating Adjustments	NWA Corp. Consolidated
Assets
Current Assets
Cash, cash equivalents and restricted short-term investments	$2,538	$74	$—	$2,612
Accounts receivable, net	386	126	—	512
Other current assets	519	180	(33)	666

Total current assets	3,443	380	(33)	3,790
Property and Equipment	5,724	342	—	6,066
Flight Equipment Under Capital Leases	543	—	—	543
Other Assets	2,370	2,169	(1,983)	2,556

Total Assets	$12,080	$2,891	$(2,016)	$12,955

Liabilities and Stockholders' Equity
Current Liabilities
Air traffic liability	$1,212	$69	$(6)	$1,275
Accounts payable and other liabilities	2,420	62	(27)	2,455
Current maturities of long-term debt and capital lease obligations	388	28	—	416

Total current liabilities	4,020	159	(33)	4,146
Long-Term Debt and Capital Lease Obligations	4,963	258	—	5,221
Deferred Income Taxes	—	1,005	—	1,005
Other Liabilities	2,315	24	(44)	2,295
Mandatorily Redeemable Preferred Security	492	—	—	492
Preferred Redeemable Stock	—	227	—	227
Common Stockholders' Equity	290	1,218	(1,939)	(431)

Total Liabilities and Stockholders' Equity	$12,080	$2,891	$(2,016)	$12,955

NORTHWEST AIRLINES CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 18—Condensed Consolidating Financial Statements (Continued)

Condensed Consolidating Balance Sheets as of December 31, 2000: (in millions)

	Northwest	Other Subsidiaries	Consolidating Adjustments	NWA Corp. Consolidated
Assets
Current Assets
Cash, cash equivalents and restricted short-term investments	$670	$58	$—	$728
Accounts receivable, net	502	32	—	534
Other current assets	612	184	(44)	752

Total current assets	1,784	274	(44)	2,014
Property and Equipment	5,285	349	—	5,634
Flight Equipment Under Capital Leases	565	—	—	565
Other Assets	1,805	4,992	(4,133)	2,664

Total Assets	$9,439	$5,615	$(4,177)	$10,877

Liabilities and Stockholders' Equity
Current Liabilities
Air traffic liability	$1,247	$68	$(8)	$1,307
Accounts payable and other liabilities	1,920	74	(36)	1,958
Current maturities of long-term debt and capital lease obligations	229	24	—	253

Total current liabilities	3,396	166	(44)	3,518
Long-Term Debt and Capital Lease Obligations	3,259	286	—	3,545
Deferred Income Taxes	—	1,353	—	1,353
Other Liabilities	1,384	114	(58)	1,440
Mandatorily Redeemable Preferred Security	558	—	—	558
Preferred Redeemable Stock	—	232	—	232
Common Stockholders' Equity	842	3,464	(4,075)	231

Total Liabilities and Stockholders' Equity	$9,439	$5,615	$(4,177)	$10,877

Supplementary Data

Northwest Airlines Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Year ended December 31,
	2001	2000	1999	1998		1997
Earnings:
Income (loss) before income taxes and 1997 extraordinary items	$(670)	$435	$487	$(430)		$985
Less: Income (loss) from less than 50% owned investees	(5)	92	86	9		19
Add:
Rent expense representative of interest(1)	237	229	199	193		198
Interest expense net of capitalized interest	326	316	348	294		228
Interest of preferred security holder	25	27	27	22		24
Amortization of debt discount and expense	14	11	15	18		6
Amortization of interest capitalized	4	4	4	4		3

Adjusted earnings	$(59)	$930	$994	$92		$1,425

Fixed charges:
Rent expense representative of interest(1)	$237	$229	$199	$193		$198
Interest expense net of capitalized interest	326	316	348	294		228
Interest of preferred security holder	25	27	27	22		24
Amortization of debt discount and expense	14	11	15	18		6
Capitalized interest	29	23	16	17		11

Fixed charges	$631	$606	$605	$544		$467

Ratio of earnings to fixed charges	— (2)	1.53	1.64	—	(2)	3.05

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges by $690 million and $452 million for the years ended December 31, 2001 and 1998, respectively.

Northwest Airlines Corporation

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK REQUIREMENTS

(Dollars in millions)

	Year ended December 31,
	2001	2000	1999	1998		1997
Earnings:
Income (loss) before income taxes and 1997 and 1995 extraordinary items	$(670)	$435	$487	$(430)		$985
Less: Income (loss) from less than 50% owned investees	(5)	92	86	9		19
Add:
Rent expense representative of interest(1)	237	229	199	193		198
Interest expense net of capitalized interest	326	316	348	294		228
Interest of preferred security holder	25	27	27	22		24
Amortization of debt discount and expense	14	11	15	18		6
Amortization of interest capitalized	4	4	4	4		3

Adjusted earnings	$(59)	$930	$994	$92		$1,425

Fixed charges and preferred stock requirements:
Rent expense representative of interest(1)	$237	$229	$199	$193		$198
Interest expense net of capitalized interest	326	316	348	294		228
Preferred stock requirements	1	1	1	2		21
Interest of preferred security holder	25	27	27	22		24
Amortization of debt discount and expense	14	11	15	18		6
Capitalized interest	29	23	16	17		11

Fixed charges and preferred stock requirements	$632	$607	$606	$546		$488

Ratio of earnings to fixed charges and preferred stock requirements	— (2)	1.53	1.64	—	(2)	2.92

(1)
Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)
Earnings were inadequate to cover fixed charges by $691 million and $454 million for the years ended December 31, 2001 and 1998, respectively.

Northwest Airlines Corporation

SCHEDULE II—VALUATION OF QUALIFYING ACCOUNTS AND RESERVES

(In millions)

Col. A	Col. B	Col. C			Col. D		Col. E
		Additions
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts —Describe		Deductions —Describe		Balance at End of Period
Year Ended December 31, 2001
Allowances deducted from asset accounts:
Allowance for doubtful accounts	$16	$12	$—		$8	(1)	$20
Accumulated allowance for depreciation of flight equipment spare parts	131	32	2	(2)	44	(3)	121
Year Ended December 31, 2000
Allowances deducted from asset accounts:
Allowance for doubtful accounts	16	8	—		8	(1)	16
Accumulated allowance for depreciation of flight equipment spare parts	131	37	6	(2)	43	(3)	131
Year Ended December 31, 1999
Allowances deducted from asset accounts:
Allowance for doubtful accounts	23	4	—		11	(4)	16
Accumulated allowance for depreciation of flight equipment spare parts	159	29	4	(2)	61	(3)	131

(1)
Uncollectible accounts written off, net of recoveries

(2)
Interaccount transfers

(3)
Dispositions and write-offs

(4)
Uncollectible accounts written off, net of recoveries, including deduction for accounts sold to NWA Funding, of $2 million

PROSPECTUS

$1,500,000,000
NORTHWEST AIRLINES, INC.
Debt Securities and Warrants to Purchase Debt Securities

Payment of Principal, Premium, if any, and Interest
Fully and Unconditionally Guaranteed

by

NORTHWEST AIRLINES CORPORATION

        Northwest Airlines, Inc. may from time to time offer its debt securities and warrants to purchase debt securities. The debt securities will be fully and unconditionally guaranteed by Northwest Airlines Corporation, the indirect parent of Northwest Airlines, Inc.

        When we decide to sell a particular series of securities, we will provide specific terms of the offered securities in a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you invest.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 17, 2001

About this Prospectus	2
Incorporation of Certain Documents by Reference	3
Disclosure Regarding Forward-Looking Statements	3
The Company	4
Use of Proceeds	5
Ratio of Earnings to Fixed Charges	5
Description of Debt Securities	5
Description of Warrants	18
Plan of Distribution	20
Legal Opinions	22
Experts	22

        You should rely only on the information provided in this prospectus and any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. Northwest Airlines, Inc. will offer to sell the securities and seek offers to buy the securities, only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sales of the securities.

ABOUT THIS PROSPECTUS

        This prospectus is part of registration statements that we filed with the Securities and Exchange Commission, or "SEC," utilizing a "shelf" registration process. Under this shelf process, we may sell any combination of debt securities and warrants to purchase debt securities described in this prospectus in one or more offerings up to a total dollar amount of $1,500,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

        This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under "Incorporation of Certain Documents by Reference."

        This prospectus does not contain all of the information in the registration statements. Statements we make in this prospectus about the contents of any contract, agreement or other document are not necessarily complete. If that contract, agreement or other document has been filed as an exhibit to the registration statements, we refer you to the exhibit for a more complete description. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities.

        In this prospectus, "Northwest" refers to Northwest Airlines, Inc., "NWA Corp." to Northwest Airlines Corporation and the "Company," "we," "us" or "our" to NWA Corp. and its consolidated subsidiaries.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        NWA Corp. files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public over the internet at the SEC's web site at http://www.sec.gov. Northwest is not required to file separate reports, proxy and information statements or other information with the SEC pursuant to the Securities Exchange Act of 1934. Instead, we have provided information with respect to Northwest, to the extent required, in filings made by NWA Corp.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we complete our offering of the securities:

  •
  Annual Report on Form 10-K for the year ended December 31, 2000;

  •
  Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001; and

  •
  Current Reports on Form 8-K filed on February 15, 2001, March 14, 2001, May 1, 2001, June 5, 2001 and June 20, 2001.

        You may request a copy of these filings (other than exhibits to them) at no cost, by writing or telephoning us at the following address:

    Secretary's Office
    Northwest Airlines Corporation
    5101 Northwest Drive, Dept. A1180
    St. Paul, Minnesota 55111-3034
    Telephone: (612) 726-2111

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are subject to a number of risks and uncertainties, all of which are difficult to predict and many of which are beyond our control. Forward-looking statements are typically identified by the words "may," "will," "believe," "expect," "anticipate," "intend," "estimate" and similar expressions. Actual results could differ materially from those contemplated by these forward-looking statements as a result of a number of factors. It is not reasonably possible to itemize all of the many factors and specific events that could affect the outlook of an airline operating in the global economy. Some factors that could significantly impact expected capacity, load factors, revenues, expenses and cash flows include the airline pricing environment, fuel costs, labor negotiations both at the Company and other carriers, low-fare carrier expansion, capacity decisions of other carriers, actions of the U.S. and foreign governments, foreign currency exchange rate fluctuation, inflation, the general economic environment in the U.S. and other regions of the world and other factors discussed herein.

        In light of these risks and uncertainties, we cannot assure you that the results and events contemplated by the forward-looking statements contained in this prospectus will in fact be realized. Potential investors should not place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the factors described above.

THE COMPANY

        NWA Corp. is the indirect parent corporation of Northwest. Northwest operates the world's fourth largest airline (as measured by 2000 revenue passenger miles ("RPMs")) and is engaged in the business of transporting passengers and cargo. Northwest began operations in 1926 and its business focuses on the development of a global airline network through its strategic assets that include:

  •
  domestic hubs at Detroit, Minneapolis/St. Paul and Memphis;

  •
  an extensive Pacific route system with hubs at Tokyo and Osaka;

  •
  a trans-Atlantic alliance with KLM Royal Dutch Airlines which operates through a hub in Amsterdam; and

  •
  a global alliance with Continental Airlines, Inc.

        Northwest has developed strategies that are designed to utilize the Company's strategic assets to its competitive advantage. These strategies focus on providing safe, reliable, convenient and consistent air transportation. In addition, the Company's frequent flyer program, customer service improvements and targeted fare promotions are designed to maintain and improve its competitive position.

        Northwest operates substantial domestic and international route networks and directly serves more than 155 cities in 24 countries in North America, Asia and Europe. Northwest had more than 58.7 million enplanements and flew over 79.13 billion RPMs in 2000.

        Our principal executive offices are located at 2700 Lone Oak Parkway, Eagan, Minnesota 55121; our mailing address is 5101 Northwest Drive, St. Paul, Minnesota 55111-3034 and our telephone number is (612) 726-2111.

USE OF PROCEEDS

        Unless the applicable prospectus supplement indicates otherwise, net proceeds from the sale of the offered securities will be added to Northwest's working capital. We will use the proceeds for general corporate purposes, including the repayment of outstanding indebtedness and financing of capital expenditures. We do not currently expect to discharge any indebtedness or finance any capital expenditures with the proceeds of the sale of the offered securities.

RATIO OF EARNINGS TO FIXED CHARGES

        We have set forth below the ratio of earnings to fixed charges for NWA Corp. and its consolidated subsidiaries for the periods indicated. The ratio of earnings to fixed charges represents the number of times that fixed charges were covered by earnings. In computing the ratio, earnings represent consolidated earnings (loss) before income taxes, cumulative effect of accounting change and fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (including capitalized interest), one-third of rental expense, which is considered representative of the interest factor, and amortization of debt discount and expense.

Year ended December 31,
2000	1999	1998	1997	1996
1.53	1.64	(a)	3.05	2.74

Six months ended June 30,
2001	2000
(b)	1.48

(a)
Earnings were inadequate to cover fixed charges by $452 million for the year ended December 31, 1998.

(b)
Earnings were inadequate to cover fixed charges by $397 million for the six months ended June 30, 2001.

DESCRIPTION OF DEBT SECURITIES

        The debt securities offered pursuant to this prospectus will be unsecured obligations and will be either senior or subordinated debt. Senior debt will be issued under a senior debt indenture. Subordinated debt will be issued under a subordinated debt indenture. The senior debt indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an "indenture" and together as the "indentures." The form of each indenture has been filed with the SEC and is incorporated by reference in the registration statement of which this prospectus is a part.

        The following briefly summarizes certain general terms and provisions of the debt securities and the indentures to which any prospectus supplement may relate. The applicable prospectus supplement will describe the particular terms and provisions of the debt securities offered by that prospectus supplement and the application of these general terms and provisions to them.

        Northwest may offer a series of debt securities at the same time that it makes an offer of warrants to purchase an additional portion of the same or another series of debt securities. Northwest also may offer warrants to purchase a series of debt securities independently of any offering of debt securities. See "Description of Warrants."

        The statements in this prospectus relating to the debt securities and the indentures are summaries. You should refer to the indentures for the complete terms of the debt securities and the indentures, including the definitions of certain capitalized terms in this prospectus. Where we make no distinction between senior debt securities and subordinated debt securities or between the senior indenture and the subordinated indenture, those summaries refer to any debt securities and either indenture. Whenever we refer to particular defined terms of the indentures in this prospectus or in a prospectus supplement, those defined terms are incorporated by reference in this prospectus or in that prospectus supplement.

        The applicable prospectus supplement will set forth the anticipated market for the debt securities and the specific use of proceeds of an offering of debt securities.

        To the extent that any provision in any prospectus supplement is inconsistent with any provision in this summary, the provision of the prospectus supplement will control.

General

        The indentures do not limit the aggregate principal amount of debt securities which may be issued under those indentures. Northwest may issue from time to time debt securities in one or more series under those indentures. The senior debt securities will be unsecured and unsubordinated obligations of Northwest and will rank equally with all other unsecured and unsubordinated indebtedness of Northwest. The subordinated debt securities will be unsecured obligations of Northwest and, as set forth below under "Subordination of Subordinated Debt Securities," will be subordinated in right of payment to all senior indebtedness of Northwest.

        You should refer to the prospectus supplement which accompanies this prospectus for a description of the specific series of debt securities that Northwest is offering by that prospectus supplement or, if Northwest is offering warrants, the debt securities that it will issue upon exercise of those warrants. These terms may include:

  •
  the specific designation of the debt securities, including whether they are senior debt securities or subordinated debt securities;

  •
  any limit upon the aggregate principal amount of the debt securities;

  •
  the maturity date or dates of the principal of the debt securities or the method of determining the maturity date or dates;

  •
  the rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if there is any interest, or the method of calculating the interest rate or rates;

  •
  the date or dates on which interest, if any, will accrue or the method of determining that date or dates;

  •
  the date or dates on which interest, if any, will be payable and the record date or dates for the interest payment date or dates;

  •
  the place or places where principal of or, premium, if any, and interest, if any, on the debt securities will be payable;

  •
  if Northwest may redeem, at its option, the debt securities in whole or in part, the period or periods, the price or prices, the currency or currencies (including currency units) and the terms and conditions for the optional redemption or redemptions;

  •
  if Northwest is obligated to redeem or purchase the debt securities in whole or in part, pursuant to any sinking fund or similar provisions, upon the happening of specified events or at the option of a holder of the debt securities, the period or periods, the price or prices and the terms and conditions for the mandatory redemption or redemptions;

  •
  the denominations of the debt securities that Northwest is authorized to issue;

  •
  regarding the currency or currency units, the currency or currency units for which the debt securities may be purchased or in which the debt securities may be denominated, and/or the currency or currency units in which principal of, premium, if any, and/or interest, if any, on the debt securities will be payable or redeemable, and whether Northwest or the holders of any debt securities may elect to pay or receive payments in a currency or currency units other than the currency in which the debt securities are stated to be payable or redeemable;

  •
  if other than the principal amount, the portion of the principal amount of the debt securities which will be payable upon declaration of the acceleration of the maturity, or the method by which that portion will be determined;

  •
  the person to whom any interest on any debt security will be payable, if other than the person in whose name that debt security is registered on the applicable record date;

  •
  any addition to, or modification or deletion of, any event of default or any covenant of Northwest or NWA Corp. specified in the applicable indenture;

  •
  the application, if any, of the means of defeasance or covenant defeasance specified for the debt securities and coupons, if any;

  •
  whether the debt securities are to be issued in whole or in part in the form of one or more temporary or permanent global securities and, if so, the identity of the depositary for such global security or securities;

  •
  the terms and conditions relating to warrants issued by Northwest, if any, in connection with or for the purchase of the debt securities;

  •
  any index used to determine the amount of payments of principal of, and premium, if any, and interest, if any, on the debt securities;

  •
  any provisions relating to the exchange of the debt securities; and

  •
  any other special terms of the debt securities.

        Unless the applicable prospectus supplement specifies otherwise, the debt securities will not be listed on any securities exchange.

        Unless the applicable prospectus supplement specifies otherwise, Northwest will issue debt securities in fully registered form without coupons. If Northwest issues debt securities of any series in bearer form, the applicable prospectus supplement will describe the special restrictions and considerations, including special offering restrictions and special Federal income tax considerations, applicable to those debt securities and to payment on and transfer and exchange of those debt securities. Debt securities issued in bearer form will be transferable by delivery.

        Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. Certain Federal income tax consequences and special considerations applicable to those debt securities will be described in the applicable prospectus supplement.

        The applicable prospectus supplement also will set forth the foreign currency or currency units and describe the restrictions, elections, certain Federal income tax considerations, specific terms and other information with respect to the issue of debt securities, if:

  •
  the purchase price of any debt securities is payable in one or more foreign currencies or currency units,

  •
  any debt securities are denominated in one or more foreign currencies or currency units, or

  •
  the principal of, premium, if any, or interest, if any, on any debt securities is payable in one or more foreign currencies or currency units.

Denominations, Payment, Registration, Transfer and Exchange

        Northwest will issue debt securities in registered form in denominations of $1,000 and integral multiples of $1,000. Northwest will issue debt securities in bearer form in denominations of $5,000. In each case, Northwest may issue debt securities in other denominations and currencies. Subject to any applicable laws or regulations, Northwest will make payments on the debt securities in the designated currency at the designated office or agency of Northwest, unless the applicable prospectus supplement sets forth otherwise. However, Northwest at its option may make interest payments, if any, on debt securities in registered form:

  •
  by checks mailed by the applicable trustee to the holders of debt securities entitled to interest payments at their registered addresses, or

  •
  by wire transfer to an account maintained by the person entitled to interest payments as specified in the debt register.

        Unless the applicable prospectus supplement indicates otherwise, Northwest will pay any installment of interest on debt securities in registered form to the person in whose name the debt security is registered at the close of business on the regular record date for that installment of interest.

        Subject to any applicable laws and regulations, Northwest will make payments on debt securities in bearer form in the currency and in the manner designated in the applicable prospectus supplement at the paying agencies outside the United States as it may appoint from time to time. The applicable prospectus supplement will name the paying agents outside the United States initially appointed by Northwest. Northwest may at any time designate additional paying agents or rescind the designation of any paying agents. However, if debt securities of a series are issuable in the form of registered securities, Northwest will be required to maintain at least one paying agent in each place of payment specified for that series. If debt securities of a series are issuable in the form of bearer securities, Northwest will be required to maintain a paying agent in a place of payment specified for that series outside the United States where the debt securities of that series and any related coupons may be presented and surrendered for payment. In connection with the payment of the principal of, premium, if any, and interest, if any, on a debt security, Northwest will have the right to require the holder to certify information to Northwest. In the absence of that certification, Northwest will be entitled to rely on any legal presumption to enable Northwest to determine its duties and liabilities, if any, to deduct or withhold taxes, assessments or governmental charges from that payment.

        Unless the applicable prospectus supplement sets forth otherwise, debt securities issued in registered form will be transferable or exchangeable at the agency of Northwest designated by it from time to time. Debt securities may be transferred or exchanged without service charge, other than any tax or other governmental charge imposed in connection with the transfer or exchange.

        If Northwest redeems any debt securities in part, Northwest will not be required:

  •
  to issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of the series to be redeemed and ending at the close of business on the day of mailing of the notice of redemption, if the debt securities of that series are issuable only as registered securities, the day of the first publication of the notice of redemption, if the debt securities of that series are issuable only as in bearer form, or the day of mailing of the notice of redemption, if the debt securities of that series are issuable both in bearer form and as registered securities and there is no publication;

  •
  to register the transfer or exchange of any debt securities issued in registered form, or their portion, called for redemption or otherwise surrendered for repayment, except the unredeemed or unrepaid portion of any registered security being redeemed or repaid in part; or

  •
  to exchange any debt security issued in bearer form which is called for redemption, except to exchange that bearer security for a registered debt security of that series and like tenor which is immediately surrendered for redemption.

Subordination of Subordinated Debt Securities

        The obligation of Northwest to pay the principal of, premium, if any, and interest, if any, on the subordinated debt securities will be subordinated and junior in right of payment to the prior payment in full of all "senior indebtedness" (as defined below) of Northwest. The subordinated debt securities will rank equally with any future indebtedness of Northwest which by its terms states that it will rank equally with the subordinated debt securities. The subordinated debt securities will rank senior to all other existing and future subordinated indebtedness or other subordinated obligations of Northwest. However, payment from the funds held in any defeasance trust described under "Defeasance" below is not subordinate to any senior Indebtedness or subject to the restrictions described in this prospectus.

        "Senior indebtedness" of Northwest means all "indebtedness" (as defined below) of Northwest (other than the subordinated debt securities) unless the indebtedness, by its terms or the terms of the instrument creating or evidencing it, is subordinate in right of payment to or equal with the subordinated debt securities. Senior indebtedness, however, does not include:

  •
  any indebtedness, guarantee or other obligation of Northwest that is subordinated or junior in any respect to any other indebtedness of Northwest, or

  •
  any indebtedness of Northwest to any of its subsidiaries or to any person of which Northwest is a subsidiary.

        "Indebtedness" means, without duplication, the principal of, premium, if any, and any accrued and unpaid interest (including post-petition interest, whether or not allowable as a claim in bankruptcy) on:

  •
  indebtedness for money borrowed;

  •
  guarantees of indebtedness for money borrowed;

  •
  indebtedness evidenced by notes, debentures, bonds or other instruments of indebtedness;

  •
  obligations for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction;

  •
  obligations under capitalized leases and flight equipment leases;

  •
  obligations under interest rate and currency swaps, caps, collars, options, forward or spot contracts or similar arrangements or with respect to foreign currency hedges or aircraft fuel hedges;

  •
  commitment and other bank financing fees under contractual obligations associated with bank debt;

  •
  any indebtedness representing the deferred and unpaid purchase price of any property or business; and

  •
  all deferrals, renewals, extensions and refundings of any of these indebtedness or obligations.

        However, indebtedness does not include:

  •
  amounts owed to trade creditors in the ordinary course of business,

  •
  nonrecourse indebtedness secured by real property located outside the United States, or

  •
  operating lease rental payments (other than flight equipment lease rental payments) in the ordinary course of business.

        Northwest may not pay the principal of, premium, if any, or interest on the subordinated debt securities or deposit pursuant to the provisions described under "Defeasance" below if:

  •
  any senior Indebtedness is not paid when due (following the expiration of any applicable grace period); or

  •
  any other default on senior Indebtedness occurs and the maturity of any senior Indebtedness is accelerated in accordance with its terms,

unless, in either case,

  •
  the failure to pay or the acceleration relates to senior Indebtedness in an aggregate amount equal to or less than $20 million;

  •
  the default has been cured or waived or has ceased to exist;

  •
  the acceleration has been rescinded; or

  •
  the senior Indebtedness has been paid in full.

        A failure to make any payment with respect to the subordinated debt securities as a result of the foregoing provisions will not limit the right of the holders of the subordinated debt securities to accelerate the maturity as a result of the payment default.

        If any distribution of the assets of Northwest is made upon any dissolution, total or partial liquidation or reorganization of or similar proceeding relating to Northwest, the holders of senior indebtedness will be entitled to receive payment in full before the holders of the subordinated debt securities are entitled to receive any payment. Because of this subordination, in the event of insolvency, creditors of Northwest who are holders of senior indebtedness or of other unsubordinated indebtedness may recover more, ratably, than the holders of the subordinated debt securities.

The Guarantee of NWA Corp.

        NWA Corp. will unconditionally guarantee, pursuant to the indentures, the due and punctual payment of the principal of, premium, if any, and interest, if any, on the debt securities when they become due, whether by acceleration or otherwise. The guarantee of NWA Corp. will be enforceable without any need first to enforce debt securities against Northwest. The guarantee of NWA Corp. of the subordinated debt securities will be subordinated and junior in right of payment to the prior payment in full of all senior indebtedness of NWA Corp. The terms of the subordination will parallel the subordination terms applicable to the subordinated debt securities set forth above under "Subordination of Subordinated Debt Securities." For purposes of the guarantee of NWA Corp., senior indebtedness of NWA Corp. means all indebtedness of NWA Corp. other than the guarantee of NWA Corp., unless the indebtedness, by its terms or by the terms of the instrument creating or evidencing it, is subordinate in right of payment to or equal with the guarantee of NWA Corp. However, the senior indebtedness of NWA Corp. does not include any indebtedness of NWA Corp. to any of its subsidiaries. The guarantee of NWA Corp. of the subordinated debt securities will rank equally with any future indebtedness of NWA Corp. which by its terms states that it will rank equally with the guarantee of NWA Corp. of the subordinated debt securities. The guarantee of NWA Corp. of the subordinated debt securities will rank senior to all other existing and future subordinated indebtedness or other subordinated obligations of NWA Corp.

Global Debt Securities

        Unless otherwise specified in the applicable prospectus supplement, each series of debt securities will be represented by one fully registered global certificate. Each global certificate will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co. ("Cede"), or its nominee. No person acquiring a beneficial interest in a global debt security will be entitled to physical delivery of a definitive certificate except as set forth below under "—Definitive Certificates."

        Unless and until definitive debt securities are issued, all references to actions by holder of the debt securities refer to actions taken by DTC, or its nominee, as the registered holder of the global debt security, upon instructions from DTC Participants (as defined below), and all references to distributions, notices, reports and statements to the holders of debt securities refer, as the case may be, to distributions, notices, reports and statements to DTC or its nominee, as the registered holder of the debt securities, or to DTC Participants for distribution to the beneficial owners of interests in the global debt securities in accordance with DTC procedures. Unless and until definitive certificates are issued, the only debt security "holder" will be Cede, as nominee of DTC. Beneficial owners will not be recognized by the trustee as holders of debt securities, as such term is used in the indentures, and beneficial owners will be permitted to exercise the rights of holders only indirectly through DTC and DTC Participants.

        Northwest has been advised that DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and "clearing agency" registered pursuant to section 17A of the Exchange Act. DTC was created to hold securities for its participants ("DTC Participants") and to facilitate the clearance and settlement of securities transactions between DTC Participants through electronic book-entries, thereby eliminating the need for physical transfer of certificates. DTC Participants include securities brokers and dealers, banks, trust companies and clearing corporations. Indirect access to the DTC system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a DTC Participant either directly or indirectly ("Indirect Participants").

        Purchases, sales and transfers of the ownership of, or other interests in, the debt securities must be made by or through DTC Participants and Indirect Participants, which will receive a credit for the debt securities on DTC's record. The ownership interest of each beneficial owner of the debt securities is in turn recorded on the Direct Participant's and Indirect Participant's records.

        DTC has advised Northwest that it will take any action permitted to be taken by a holder of debt securities under the applicable indenture only at the direction of one or more DTC Participants to whose accounts with DTC the debt securities are credited. Additionally, DTC has advised Northwest that in the event any action requires approval by holders of a certain percentage (or principal amount) of debt securities, DTC will take such action only at the direction of and on behalf of DTC Participants whose holders satisfy any such percentage (or amount). DTC may take conflicting actions with respect to other debt securities to the extent that such actions are taken on behalf of DTC Participants whose holders have such debt securities.

        Distributions of principal and interest on the global debt securities will be made by the trustee to Cede, as nominee for DTC. DTC will forward such payments in same-day funds to DTC Participants who are credited with ownership of the debt securities in amounts proportionate to the aggregate principal amount of the debt securities of the applicable series. DTC Participants will thereafter forward payments to Indirect Participants or beneficial owners, as the case may be, in accordance with customary industry practices. The forwarding of distributions to the beneficial owners of debt securities will be the responsibility of the DTC Participants.

        Under the rules, regulations and procedures creating and affecting DTC and its operations (the "Rules"), DTC is required to make book-entry transfers of the debt securities among DTC Participants on whose behalf it acts with respect to the debt securities and to receive and transmit distributions of principal, premium, if any, and interest with respect to the debt securities. DTC Participants and Indirect Participants with which beneficial owners of the debt securities have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective customers. Accordingly, although beneficial owners of the debt securities will not possess the debt securities, the Rules provide a mechanism by which those beneficial owners will receive payments and will be able to transfer their interests.

        Because DTC can only act on behalf of DTC Participants, who in turn act on behalf of Indirect Participants, the ability of a beneficial owner to pledge its debt securities to persons or entities that do not participate in the DTC system, or to otherwise act with respect to such debt securities, may be limited due to the lack of a physical certificate for such debt securities.

        Neither Northwest, NWA Corp. nor the trustee will have any liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the debt securities held by Cede, as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The applicable prospectus supplement will specify any additional book-entry registration procedures applicable to debt securities denominated in a currency other than United States dollars.

Definitive Certificates

        Unless the applicable prospectus supplement specifies otherwise, if DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by Northwest within ninety days, debt securities in definitive, certificated form will be issued in exchange for the applicable global debt securities. In addition, Northwest may at any time and in its sole discretion determine not to have any of the debt securities of a series or class represented by one or more global certificates. In that event, debt securities in definitive, certificated form will be issued in exchange for the applicable global debt securities. Further, if Northwest so specifies, an owner of a beneficial interest in a global debt security may, on terms acceptable to Northwest and DTC, receive definitive, certificated debt securities registered in the name of that beneficial owner or its designee.

        Upon the occurrence of any event described in the immediately preceding paragraph, the trustee will be required to notify all beneficial owners through DTC Participants of the availability of definitive certificates. Upon surrender by DTC of the certificates representing the debt securities and receipt of instructions for re-registration, the trustee will reissue the debt securities as definitive debt securities to the beneficial owners.

        Distributions of principal, premium, if any, and interest on debt securities will thereafter be made by the trustee directly in accordance with the procedures set forth in the indenture and the applicable trust agreement supplement, to holders in whose names the definitive debt securities were registered at the close of business on the applicable record date. These distributions will be made by check mailed to the address of the holder as it appears on the register maintained by the trustee. The final payment on any debt security, however, will be made only upon presentation and surrender of the definitive debt security at the office or agency specified in the notice of final distribution to holders of the debt securities.

        Definitive debt securities will be freely transferable and exchangeable at the office of the trustee upon compliance with the requirements set forth in the applicable indenture. No service charge will be imposed for any registration of transfer or exchange, but payment of a sum sufficient to cover any tax or other governmental charge shall be required.

Consolidation, Merger or Sale by Northwest or NWA Corp.

        Each indenture provides that neither Northwest nor NWA Corp. may merge or consolidate with or into any other corporation or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets to any person, unless:

  •
  in the case of a merger or consolidation, Northwest or NWA Corp. is the surviving corporation, as the case may be, or

  •
  in the case of either a merger or consolidation where Northwest or NWA Corp. is not the surviving corporation, or a sale, conveyance or other disposition of all or substantially all of the assets of Northwest to another person, the resulting successor or acquiring Person is a corporation organized and existing under the laws of the United States of America or any State thereof or the District of Columbia, and that corporation expressly assumes by supplemental indenture all the obligations of Northwest under the debt securities, any related coupons and the indentures, or all the obligations of NWA Corp. under the guarantee of NWA Corp. and the indentures, as the case may be;

  •
  immediately after giving effect to the merger or consolidation, or the sale, conveyance, transfer, lease or other disposition (including, without limitation, any debt directly or indirectly incurred or anticipated to be incurred in connection with or in respect of that transaction), no default or event of default under the indentures will have occurred and be continuing; and

  •
  certain other conditions are met.

        If a successor corporation assumes the obligations of Northwest or NWA Corp., then that successor corporation will succeed to and be substituted for Northwest or NWA Corp. under the indentures and under the debt securities and any related coupons or under the guarantee of NWA Corp., as the case may be, and all obligations of Northwest or NWA Corp., as applicable, will terminate. If any permitted consolidation, merger, sale, conveyance, disposition or other change of control transaction (including a highly leveraged transaction), the holders of the debt securities will not have the right to require redemption of those debt securities or similar rights unless the applicable prospectus supplement sets forth otherwise.

Events of Default, Notice and Certain Rights on Default

        Events of default under the indenture for a series of debt securities are defined as:

  •
  default for thirty days in payment of any interest on any debt security of that series or any related coupon or any additional amount payable with respect to debt securities of that series as specified in the applicable prospectus supplement when due;

  •
  default in payment of principal or premium, if any, on redemption or otherwise, or in the making of a mandatory sinking fund payment of any debt securities of that series when due;

  •
  default for sixty days after notice to Northwest and NWA Corp. by the trustee, or to Northwest, NWA Corp. and the trustee by the holders of 25% or more in aggregate principal amount of the outstanding debt securities of that series, in the performance of any other agreement applicable to the debt securities of that series, in the indenture or in any supplemental indenture or board resolution under which the debt securities of that series may have been issued; and

  •
  certain events of bankruptcy, insolvency or reorganization of Northwest or NWA Corp.

        The applicable prospectus supplement will describe any other events of default applicable to a specified series of debt securities. An event of default with respect to a particular series of debt securities will not necessarily be an event of default with respect to any other series of debt securities.

        If an event of default specified in the indenture for the debt securities of any series occurs and is continuing, either the Trustee for that series or the holders of 25% or more in aggregate principal amount of all of the outstanding debt securities of that series, by written notice to Northwest and NWA Corp., may

  •
  declare the principal of all the debt securities of that series to be due and payable or

  •
  in the case of original issue discount debt securities or indexed debt securities, declare the portion of the principal amount specified in the applicable prospectus supplement to be due and payable.

If the holders of debt securities of a series give notice of the declaration of acceleration to Northwest and NWA Corp., then they are also required to give notice to the trustee for that series.

        The trustee for any series of debt securities is required to give notice to the holders of the debt securities of that series of all uncured defaults within ninety days after the occurrence of a default known to it with respect to debt securities of that series. However, that notice will not be given until 60 days after the occurrence of a default with respect to debt securities of that series involving a failure to perform a covenant other than the obligation to pay principal, premium, if any, or interest, if any, or make a mandatory sinking fund payment. In addition, the trustee may withhold that notice if and so long as a committee of its responsible officers in good faith determines that withholding that notice is in the interest of the holders of the debt securities of that series, except in the case of a default in payment on the debt securities of that series. "Default" means any event which is, or, after notice or passage of time or both, would be, an event of default.

        The trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request or direction of any of the holders of debt securities, unless those holders have offered the trustee reasonable indemnity. Subject to those provisions for indemnification of the trustee, the holders of not less than a majority in aggregate principal amount of the debt securities of each series affected (with each series voting as a class) may direct the time, method and place of conducting any proceeding for any remedy available to the trustee for that series, or exercising any trust or power conferred on that trustee.

        Each of NWA Corp. and Northwest will file annually with the trustee a certificate as to its compliance with all conditions and covenants of the applicable indenture.

        The holders of not less than a majority in aggregate principal amount of any series of debt securities by notice to the trustee for that series may waive, on behalf of the holders of all debt securities of that series, any past default or event of default with respect to that series and its consequences, and may rescind and annul a declaration of acceleration with respect to that series, unless a judgment or decree based on that acceleration has been obtained and entered. However, a default or event of default in the payment of the principal of, premium, if any, or interest, if any, on any debt security (and any resulting acceleration) and certain other defaults may not be waived.

Modification of the Indentures

        Northwest, NWA Corp. and the trustee for a series of debt securities may enter into one or more supplemental indentures, without the consent of the holders of any of the debt securities, in order to:

  •
  evidence the succession of another corporation to Northwest or NWA Corp. and the assumption of the covenants of Northwest or NWA Corp. by a successor;

  •
  add to the covenants of Northwest or NWA Corp. or surrender any right or power of Northwest or NWA Corp., and

  •
  make the occurrence, or the occurrence and continuance, of a default in any additional covenants, restrictions or conditions a default or an event of default that permits the enforcement of all or any of the remedies provided in the indentures.

However, in respect of any of those additional covenants, restrictions or conditions, the supplemental indenture may: provide for a particular period of grace after default, which period may be shorter or longer than the period allowed in the case of other defaults, provide for an immediate enforcement upon that default, or limit the remedies available to the Trustee upon that default;

  •
  add additional events of default with respect to any series;

  •
  add or change any provisions to permit or facilitate the issuance of debt securities in bearer form or in global form;

  •
  under certain circumstances, add, change or eliminate any provision affecting debt securities not yet issued;

  •
  secure the debt securities;

  •
  add to the conditions, limitations and restrictions on the authorized amount, terms or purposes of issue, authentication and delivery of debt securities as set forth in the indentures, other conditions, limitations and restrictions to be observed after that addition;

  •
  establish the form or terms of debt securities;

  •
  evidence and provide for successor trustees;

  •
  if allowed without penalty under applicable laws and regulations, permit payment in respect of debt securities in bearer form in the United States;

  •
  correct or supplement any inconsistent provisions or add any other provisions, on the condition that this action does not adversely affect the interests of any holder of debt securities of any series issued under the indentures in any material respect;

  •
  cure any ambiguity or correct any mistake; or

  •
  supplement any of the provisions of the indentures to permit or facilitate the defeasance and discharge of any series of debt security, on the condition that this action does not adversely affect the interests of the holders of that series or any other series of debt securities or any related coupons in any material respect.

        In addition, Northwest, NWA Corp. and the trustee, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each series affected by the supplemental indenture, may execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indentures or any supplemental indenture or modifying the rights of the holders of debt securities of that series. However, no supplemental indenture may, without the consent of the holder of each debt security that is affected,

  •
  change the time for payment of principal or interest on any Debt Security;

  •
  reduce the principal of, or any installment of principal of, or interest on any Debt Security;

  •
  reduce the amount of premium, if any, payable upon the redemption of any Debt Security;

  •
  reduce the amount of principal payable upon acceleration of the maturity of an Original Issue Discount Debt Security;

  •
  change the coin or currency in which any Debt Security or any premium or interest is payable;

  •
  impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

  •
  reduce the percentage in principal amount of the outstanding debt securities of any series required to: consent to modify or amend the indentures, waive compliance with certain provisions of the indentures, or waive certain defaults;

  •
  change the obligation of Northwest to maintain an office or agency in the places and for the purposes specified in the indentures;

  •
  modify the obligations of NWA Corp. to make payment under the guarantee of NWA Corp.; or

  •
  modify any of the foregoing provisions.

Defeasance

        If the applicable prospectus supplement so indicates, Northwest may elect either to:

  •
  defease and be discharged from any and all obligations with respect to the debt securities of or within any series, except as described below ("defeasance"), or

  •
  be released from its obligations with respect to certain covenants applicable to the debt securities of or within any series ("covenant defeasance"),

when Northwest deposits, in trust for the above mentioned purpose, with the trustee for that series of debt securities (or other qualifying trustee) money and/or U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide money in the amount sufficient to pay the principal, premium, if any, and interest, if any, on the debt securities to their stated maturity or redemption, as the case may be, and any mandatory sinking fund or similar payments.

        When a defeasance occurs, Northwest will be deemed to:

  •
  have paid and discharged the entire indebtedness represented by the debt securities and any related coupons, and

  •
  have satisfied all of its other obligations under the debt securities and any related coupons.

However, Northwest will not be deemed to have satisfied:

  •
  its obligations with respect to the rights of holders of the debt securities to receive, solely from the trust funds deposited to defease the debt securities, payments in respect of the principal of, premium, if any, and interest, if any, on the debt securities or any related coupons when the payments are due, and

  •
  certain other obligations as provided in the indentures.

When a covenant defeasance occurs, Northwest will:

  •
  be released only from its obligations to comply with certain covenants contained in the indentures relating to the debt securities,

  •
  continue to be obligated in all other respects under those debt securities, and

  •
  continue to be contingently liable with respect to the payment of principal, premium, if any, and interest, if any, with respect to those debt securities.

        Unless the applicable prospectus supplement specifies otherwise and except as described below, the conditions to both defeasance and covenant defeasance are as follows:

  •
  the defeasance or covenant defeasance must not result in a breach or violation of, or constitute a default or event of default under, the applicable indenture, or result in a breach or violation of, or constitute a default under, any other material agreement or instrument of Northwest or NWA Corp.;

  •
  certain bankruptcy related defaults or events of default with respect to Northwest or NWA Corp. must not have occurred and be continuing during the period commencing on the date of the deposit of the trust funds to defease the debt securities and ending on the 91st day after that date;

  •
  Northwest must deliver to the trustee an opinion of counsel to the effect that the holders of the debt securities: will not recognize income, gain or loss for Federal income tax purposes as a result of the defeasance or covenant defeasance, and will be subject to Federal income tax on the same amounts and in the same manner and at all the same times as would have been the case if the defeasance or covenant defeasance had not occurred.

In the case of defeasance, the opinion of counsel must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable Federal income tax law occurring after the date of the indentures;

  •
  Northwest must deliver to the trustee an officers' certificate and an opinion of counsel with respect to: compliance with the conditions precedent to the defeasance or covenant defeasance, and certain registration requirements under the Investment Company Act of 1940; and

  •
  any additional conditions to the defeasance or covenant defeasance which may be imposed on Northwest pursuant to the applicable indenture.

        The indentures require that a nationally recognized firm of independent public accountants deliver to the trustee a written certification as to the sufficiency of the trust funds deposited for the defeasance or covenant defeasance of the debt securities. Holders of the debt securities do not have recourse against that firm under the indentures. If the applicable prospectus supplement so indicates, in addition to obligations of the United States or an agency or instrumentality of the United States, government obligations may include obligations of the government or any agency or instrumentality of the government issuing the currency in which debt securities of that series are payable. If the government obligations deposited with the trustee for the defeasance of the debt securities decrease in value or default subsequent to their being deposited, Northwest will have no further obligation, and the holders of the debt securities will have no additional recourse against Northwest, as a result of the decrease in value or default. As described above, in the event of a covenant defeasance, Northwest remains contingently liable with respect to the payment of principal, premium, if any, and interest, if any, with respect to the debt securities.

        Northwest may exercise its defeasance option with respect to the debt securities even if it has previously exercised its covenant defeasance option.

        If Northwest exercises its defeasance option, payment of the debt securities may not be accelerated because of a default or an event of default. If Northwest exercises its covenant defeasance option, payment of the debt securities may not be accelerated by reason of a Default or an Event of Default with respect to the covenants to which the covenant defeasance is applicable. However, if acceleration were to occur, the realizable value at the acceleration date of the money and government obligations in the defeasance trust could be less than the principal and interest then due on the debt securities, because the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors.

        The applicable prospectus supplement may further describe the provisions, if any, applicable to defeasance or covenant defeasance with respect to debt securities of a particular series.

The Trustee

        Unless otherwise provided in the prospectus supplement for a series of debt securities, State Street Bank and Trust Company is the trustee under the indentures. Northwest and NWA Corp. also maintain banking and other commercial relationships with State Street Bank and Trust Company and its affiliates in the ordinary course of business and State Street Bank and Trust Company acts as trustee under several other indentures for NWA Corp. and Northwest.

DESCRIPTION OF WARRANTS

        Northwest may issue warrants to purchase debt securities. Northwest may issue warrants together with or separately from any debt securities offered by any prospectus supplement and, if it issues warrants together with debt securities, the warrants may be attached to or separate from the debt securities. Northwest will issue the warrants under one or more separate warrant agreements, all as set forth in the prospectus supplement relating to the particular issue of warrants. A form of warrant agreement for warrants sold attached to debt securities and a form of warrant agreement for warrants sold alone have been filed with the SEC and are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

        The statements in this prospectus relating to the warrants and the warrant agreements are summaries. You should refer to the warrant agreements for the complete terms of the warrants and the warrant agreements.

General

        If Northwest offers warrants, you should refer to the applicable prospectus supplement which accompanies this prospectus for a description of the specific terms of the warrants, including:

  •
  the specific designation and aggregate number of the warrants;

  •
  the offering price and the currency or composite currencies for which the warrants may be purchased;

  •
  the designation (including whether the debt securities are senior debt securities or subordinated debt securities), aggregate principal amount, currency or composite currencies and terms of the debt securities purchasable upon exercise of the warrants;

  •
  if warrants are issued together with any debt securities, the designation and terms of the debt securities with which the warrants are issued, and the number of warrants issued with the minimum denomination of each Debt Security;

  •
  if warrants are issued together with any debt securities, the date on and after which the warrants and the related debt securities will be separately transferable;

  •
  the principal amount of debt securities purchasable upon exercise of one warrant, and the price or the manner of determining the price and currency or composite currencies or other consideration, which may include debt securities, for which that principal amount of debt securities may be purchased;

  •
  the date on which the right to exercise the warrants will commence;

  •
  the date on which the right to exercise warrants will expire (the "expiration date");

  •
  the terms of any mandatory or optional redemption by Northwest;

  •
  certain Federal income tax consequences;

  •
  whether the certificates for warrants will be issued in registered or unregistered form; and

  •
  any other special terms of the warrants.

        Unless the applicable prospectus supplement specifies otherwise, the warrants will not be listed on any securities exchange.

        Holders of warrant certificates may exchange them for new warrant certificates, may present them (if in registered form) for registration of transfer and exchange, and may exercise them at an office or agency of the warrant agent maintained for that purpose. No service charge will be made for any transfer or exchange of warrant certificates, but Northwest may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the debt securities that they may purchase upon the exercise of the warrants. These rights include the right to receive payments of principal of, premium, if any, or interest, if any, on the debt securities purchasable upon the exercise or to enforce covenants in the indenture.

Exercise of Warrants

        Each warrant will entitle its holder to purchase the principal amount of debt securities

  •
  at the exercise price,

  •
  for the consideration and

  •
  during the period or periods, in each case as set forth in, or calculable from, the prospectus supplement relating to the warrants.

        Holders of warrants may exercise their warrants at any time during the specified period up to 5:00 P.M. New York City time on the warrant expiration date set forth in the applicable prospectus supplement. After the close of business on the warrant expiration date, or a later date to which the warrant expiration date may be extended by Northwest, unexercised warrants will become void.

        Holders of warrants may exercise their warrants by:

  •
  paying the warrant agent the amount provided in the applicable prospectus supplement required to purchase the debt securities purchasable upon the exercise of the warrants, and

  •
  providing the warrant agent with certain information set forth on the reverse side of the warrant certificate.

        Unless the applicable prospectus supplement specifies otherwise, when the warrant agent receives the payment and the warrant certificate properly completed and duly executed at the warrant agent office or any other office or agency indicated in the applicable prospectus supplement, Northwest will, as soon as practicable, issue and deliver the debt securities purchasable upon the exercise. If fewer than all of the warrants represented by the warrant certificate are exercised, a new warrant certificate will be issued for the amount of unexercised warrants.

Modification of Warrant Agreements

        Northwest and the warrant agent may supplement or amend the warrant agreement, without the consent of any warrantholder, in order to:

  •
  cure any ambiguity;

  •
  correct or supplement any provision contained in the warrant agreement, which may be defective or inconsistent with any other provisions; or

  •
  make other provisions in regard to matters or questions arising under the warrant agreement, which Northwest and the warrant agent may deem necessary or desirable and which do not adversely affect the interests of the warrantholders.

Global Warrants

        Unless otherwise provided in a prospectus supplement for a series of warrants, each series of warrants will be represented by one fully registered global certificate. Each global certificate will be

  •
  deposited with, or on behalf of, DTC and registered in the name of Cede, or its nominee and

  •
  subject to the limitations and benefits described above under "Description of the Debt Securities-Global Debt Securities" (except that references to debt securities will be deemed references to warrants).

Warrant Agent

        Unless otherwise provided in the prospectus supplement for a series of warrants, State Street Bank and Trust Company will act as the warrant agent under the warrant agreement. Northwest and NWA Corp. maintain banking and other commercial relationships with State Street Bank and Trust Company and its affiliates in the ordinary course of business. The warrant agent will act solely as an agent of Northwest in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants.

PLAN OF DISTRIBUTION

        Northwest may sell the offered securities in one or more of the following ways from time to time:

  •
  by or through underwriters,

  •
  by itself directly to investors or other persons,

  •
  through dealers or agents or

  •
  through a combination of any of these methods of sale.

        The offered securities may be sold

  •
  at a fixed price or prices, which may be changed,

  •
  from time to time at market prices prevailing at the time of sale,

  •
  at prices related to those market prices, or

  •
  at negotiated prices.

        The prospectus supplement relating to an offering of offered securities will set forth the terms of that offering, including:

  •
  the name or names of any underwriters, dealers or agents involved in the offer and sale of the offered securities,

  •
  any underwriting compensation paid by Northwest to underwriters, dealers or agents in connection with the offering and any discounts, concessions or commissions allowed by underwriters to participating dealers,

  •
  the purchase price of the offered securities and the proceeds to Northwest from the sale,

  •
  any delayed delivery arrangements,

  •
  the initial public offering price, and

  •
  any securities exchanges on which the offered securities may be listed.

        Dealer trading may take place in certain of the offered securities, including offered securities not listed on any securities exchange. Any initial public offering price and any discounts or commissions allowed or reallowed or paid to dealers may change.

        In connection with the sale of offered securities, underwriters may be deemed to have received compensation from Northwest in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agent. Underwriters may sell offered securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions, which may be changed from time to time, from the purchasers for whom they may act as agent.

        If Northwest directly uses a dealer in the sale of offered securities, Northwest will sell the offered securities to the dealer, as principal. The dealer may then resell the offered securities to the public at varying prices to be determined by the dealer at the time of resale. The applicable prospectus supplement will set forth the terms of any of those sales.

        Northwest may offer and sell offered securities through agents designated by Northwest from time to time. The applicable prospectus supplement will set forth any commissions payable by Northwest to the agent. Unless the applicable prospectus indicates otherwise, the agent will be acting on a best efforts basis for the period of its appointment.

        Northwest may directly solicit offers to purchase offered securities and sell them directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any resale of the offered securities. The applicable prospectus supplement will describe the terms of any of those sales.

        Except as set forth in the applicable prospectus supplement, no director, officer or employee of Northwest or NWA Corp. will solicit or receive a commission in connection with direct sales by Northwest of the offered securities, although these persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with any of these direct sales.

        Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

        Underwriters, dealers and agents may be entitled, under agreements with Northwest and NWA Corp., to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933 as a result of material misstatements and omissions. Underwriters, dealers and agents may also be entitled to reimbursement by Northwest and NWA Corp. for certain expenses. Underwriters, dealers and agents may engage in transactions with, or perform services for, NWA Corp., Northwest and NWA Corp.'s other subsidiaries in the ordinary course of business.

        If the applicable prospectus supplement so indicates, we will authorize agents, underwriters or dealers to solicit offers from institutions to purchase securities from us at the public offering price indicated in the prospectus supplement through delayed delivery contracts providing for payment and delivery on a specified date in the future. The prospectus supplement will specify the conditions of these contracts and the commission payable for solicitation of the contracts.

        If Northwest uses an underwriter or underwriters in the sale of any Offered Securities, the applicable prospectus supplement will contain a statement as to the underwriters' intention, if any, at the date of the prospectus supplement to make a market in the Offered Securities. No assurances can be given that there will be a market for the Offered Securities.

        The applicable prospectus supplement will set forth the place and time of delivery for the offered securities. Northwest will issue the debt securities that are issuable upon exercise of warrants upon payment of the exercise price and otherwise in accordance with the relevant terms applicable to the warrants as described in the applicable prospectus supplement.

LEGAL OPINIONS

        Unless the applicable prospectus supplement indicates otherwise, the validity of the debt securities, the guarantee of NWA Corp. and warrants offered by this prospectus will be passed upon for Northwest and NWA Corp. by Simpson Thacher & Bartlett, New York, New York. In rendering that opinion, Simpson Thacher & Bartlett will be relying as to matters of Minnesota law on an opinion from the Vice President, Law and Secretary of NWA Corp. and Northwest.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of NWA Corp. included in NWA Corp.'s Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report on the consolidated financial statements and schedule incorporated by reference in this prospectus. Such consolidated financial statements and schedule are incorporated by reference in this prospectus in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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PRESENTATION OF INFORMATION
SUMMARY
The Company
The Offering
RISK FACTORS
USE OF PROCEEDS
SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
DESCRIPTION OF NOTES
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. PERSONS
THE UNDERWRITER
LEGAL OPINIONS
EXPERTS
CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
NORTHWEST AIRLINES CORPORATION CONSOLIDATED BALANCE SHEETS (In millions)
NORTHWEST AIRLINES CORPORATION CONSOLIDATED BALANCE SHEETS (In millions, except share data)
NORTHWEST AIRLINES CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (In millions, except per share amounts)
NORTHWEST AIRLINES CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (In millions)
NORTHWEST AIRLINES CORPORATION CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' EQUITY (DEFICIT) (In millions)
NORTHWEST AIRLINES CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
NORTHWEST AIRLINES CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
Northwest Airlines Corporation COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in millions)
Northwest Airlines Corporation COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK REQUIREMENTS (Dollars in millions)
Northwest Airlines Corporation SCHEDULE II—VALUATION OF QUALIFYING ACCOUNTS AND RESERVES (In millions)

ABOUT THIS PROSPECTUS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
THE COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF DEBT SECURITIES
DESCRIPTION OF WARRANTS
PLAN OF DISTRIBUTION
LEGAL OPINIONS
EXPERTS